Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

BALLY TECHNOLOGIES, INC.,

MANHATTAN MERGER CORP.,

and

SHFL ENTERTAINMENT, INC.

Dated as of July 15, 2013

i

ii

iii

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 15, 2013, is made by and among Bally Technologies, Inc., a Nevada corporation (“Parent”), Manhattan Merger Corp., a Minnesota corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and SHFL entertainment, Inc., a Minnesota corporation (the “Company”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.

W I T N E S S E T H:

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, including the plan of merger (as such term is used in Section 302A.611 of the MBCA) contained in this Agreement (the “Plan of Merger”), and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, (iii) resolved to recommend that the shareholders of the Company approve this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, and (iv) directed that this Agreement, including the Plan of Merger, be submitted to such shareholders for approval and adoption;

WHEREAS, the board of directors of Parent has unanimously approved this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (i) determined that this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to and in the best interests of Merger Sub and its sole shareholder, (ii) approved this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, and (iv) directed that this Agreement, including the Plan of Merger, be submitted to such sole shareholder for approval and adoption;

WHEREAS, Bally Gaming, Inc., a Nevada corporation, as the sole shareholder of Merger Sub, has approved and adopted this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 3.1, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) immediately prior to the Effective Time will be canceled and converted into the right to receive the Merger Consideration; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement and as follows:

“6.5(e) Notice” shall have the meaning set forth in Section 6.5(e).

“6.12 Indemnitees” shall have the meaning set forth in Section 6.12(b).

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement containing terms no less restrictive of the Third Party in the aggregate than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement (a) shall not prohibit the making or amending of any Acquisition Proposal and (b) shall not otherwise prohibit compliance by the Company with any of the provisions set forth in Section 6.5.

“Acquisition Proposal” shall have the meaning set forth in Section 6.5(h)(i).

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.5(c).

“Alternative Financing” shall have the meaning set forth in Section 6.11(d).

“Antitrust Approvals” shall have the meaning set forth in Section 7.1(b).

“Antitrust Divestiture Action” shall have the meaning set forth in Section 6.3(b).

“Antitrust Laws” shall have the meaning set forth in Section 4.4(b).

“Articles of Merger” shall have the meaning set forth in Section 2.3.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in Las Vegas, Nevada or New York, New York are authorized or obligated by Law or executive order to close.

“Bylaws” shall have the meaning set forth in Section 4.1.

“Certificates” shall have the meaning set forth in Section 3.1(b).

“Change in Recommendation” shall have the meaning set forth in Section 6.5(c).

“Charter” shall have the meaning set forth in Section 4.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other plan, program, agreement, arrangement or policy relating to pension, retirement, group insurance, excess or supplemental benefits, vacation, stock options, restricted stock, restricted stock units, phantom shares, stock purchases, equity-related compensation, incentive compensation, deferred compensation, bonus, severance, change-in-control, retention, fringe benefits or other employment terms or employee benefits, including individual employment, consulting, change in control and severance agreements, whether or not subject to ERISA, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its Subsidiaries, or for which the Company or its Subsidiaries could reasonably be expected to have any liability (contingent or otherwise).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Board Recommendation” shall have the meaning set forth in Section 4.3(b).

“Company Committee of Disinterested Directors” shall have the meaning set forth in Section 4.24(b).

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Lease” shall mean any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” shall mean any change, effect, development or circumstance which, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that changes, effects, developments or circumstances to the extent resulting from, directly or indirectly, the following shall be excluded from the determination of Company Material Adverse Effect: (i) any change, effect, development or circumstance in any of the industries or markets in which the Company or its Subsidiaries operate; (ii) any change in any Law or GAAP (or changes in interpretations or enforcement of any Law or GAAP) applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; (iii) changes in general economic, regulatory or political conditions or the financial, credit or securities markets in general (including changes in interest or exchange rates, stock, bond and/or debt prices); (iv) any acts of God, natural disasters, earthquakes, hurricanes, terrorism, armed hostilities, sabotage, war or any escalation or worsening thereof; (v) the negotiation, execution, announcement or consummation of this Agreement or the transactions contemplated hereby (including the impact of any of the foregoing on relationships with customers, suppliers, licensors, employees or regulators (including any Gaming Authority), and any suit, action or proceeding arising therefrom or in connection therewith); (vi) any action taken as expressly permitted or required by this Agreement (it being understood and agreed that actions taken by the Company or its Subsidiaries pursuant to its obligations under Section 6.1 to conduct its business in the ordinary course pursuant to the first paragraph of Section 6.1 shall not be excluded in determining whether a Company Material Adverse Effect has occurred) or any action taken at the written direction of Parent or Merger Sub; (vii) any changes in the market price or trading volume of the Company Common Stock, any changes in credit ratings or any failure (in and of itself) by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates, budgets, plans, forecasts or financial projections of its revenues, earnings or other financial performance or results of operations (but not excluding any change, effect, development or circumstance giving rise to any such change or failure to the extent such change, effect, development or circumstance is not otherwise excluded pursuant to this definition); or (viii) changes, effects, developments or circumstances arising from or relating to the identity of Parent or Merger Sub or Parent’s ability to obtain the Gaming Approvals; provided, further, that, with respect to clauses (i), (ii), (iii), and (iv), the impact of such change, effect, development or circumstance, is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and its Subsidiaries operate.

“Company Material Contract” shall have the meaning set forth in Section 4.17.

“Company Option” shall mean each option to purchase shares of Company Common Stock granted pursuant to any Company Plan.

“Company Permits” shall have the meaning set forth in Section 4.5.

“Company Plans” shall mean any of the Shuffle entertainment, Inc. 2012 Stock Incentive Plan, the Shuffle Master, Inc. 2004 Equity Incentive Plan (as amended and restated on January 28, 2009), the Shuffle Master, Inc. 2004 Equity Incentive Plan for Non-Employee Directors (as amended and restated on December 31, 2008), the Shuffle Master, Inc. 2003 Stock Option Plan for Non-Employee Directors, the Shuffle Master, Inc. 2002 Stock Option Plan and the Shuffle Master, Inc. Restated Outside Directors’ Option Plan (January 2002).

“Company Related Parties” shall have the meaning set forth in Section 8.3(b)(ii).

“Company Restricted Share” shall mean each restricted share of Company Common Stock granted pursuant to the Company Plans.

“Company Restricted Share Unit” shall mean each restricted share unit or deferred stock unit granted pursuant to the Company Plans, excluding Performance Units.

“Company SEC Documents” shall have the meaning set forth in Section 4.7(a).

“Confidentiality Agreement” shall mean the confidentiality agreement dated April 19, 2013 between Parent and the Company.

“Contract” shall mean any written contract, agreement, commitment, franchise, indenture, lease, purchase order or license.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Credit Facility” shall mean the Senior Secured Credit Agreement, dated as of October 29, 2010, as amended by Amendment No. 1, dated as of May 31, 2012, (and as further amended, supplemented, restated or otherwise modified from time to time, the “Credit Facility Agreement”), by and among the Company, the Credit Facility Lenders and the Credit Facility Agent and all Loan Documents (as defined in the Credit Facility Agreement) related thereto.

“Credit Facility Agent” shall mean Wells Fargo Bank, National Association, in its capacity as administrative agent under the Credit Facility Agreement.

“Credit Facility Agreement” shall have the meaning set forth in the definition of “Credit Facility” in this Section 1.1.

“Credit Facility Lenders” shall mean the several banks and other financial institutions or entities from time to time that are parties to the Credit Facility Agreement.

“D&O Insurance” shall have the meaning set forth in Section 6.6(c).

“Damages” shall have the meaning set forth in Section 8.2.

“Debt Commitment Letters” shall have the meaning set forth in Section 5.7(a), as supplemented by Section 6.11, as applicable.

“Debt Financing” shall have the meaning set forth in Section 5.7(a), as supplemented by Section 6.11, as applicable.

“Disclosed Conditions” shall have the meaning set forth in Section 5.7(e).

“Dissenter’s Rights” shall have the meaning set forth in Section 3.5(a).

“Dissenting Shares” shall have the meaning set forth in Section 3.1(b).

“Divestment” shall have the meaning set forth in Section 6.3(b).

“Effective Time” shall have the meaning set forth in Section 2.3.

“Electronic Data Room” shall have the meaning set forth in Section 4.26.

“Environmental Claim” shall mean any claim, action, cause of action, suit, proceeding, order, demand or written notice alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, property damages, and personal injuries) based on or under Environmental Law or arising out of or resulting from: (i) the Release of Hazardous Substance at any location; or (ii) exposure to any Hazardous Substance.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment, including Laws relating to the exposure to, Release, or threatened Release of Hazardous Substances, or relating to the manufacture, use, treatment, storage, transport or handling of Hazardous Substances and all Laws regarding recordkeeping, notification, disclosure and reporting requirements for Hazardous Substances.

“Environmental Permits” shall mean any permit, license, approval or other authorization under any Environmental Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business, whether or not incorporated, that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company and/or any of its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as the Company and/or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Fee Letter” shall mean any fee letter entered into in connection with the Debt Commitment Letter.

“Financing Agreements” shall have the meaning set forth in Section 5.7(b).

“Financing Parties” shall have the meaning set forth in Section 9.10(c).

“Financing Source” shall mean the Persons (other than the Company or any of its Subsidiaries or any of their respective Affiliates or controlling persons) that have committed to provide or have otherwise entered into agreements (including any Debt Commitment Letters or Financing Agreements), in each case, in connection with the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the Lenders, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns; it being understood that Parent and Merger Sub shall not be Financing Sources for any purposes hereunder.

“Foreign Antitrust Laws” shall have the meaning set forth in Section 4.4(b).

“Foreign Benefit Plan” shall mean each material benefit plan that is comparable to a Company Benefit Plan and that is maintained pursuant to the Laws of a country other than the United States.

“GAAP” shall mean the United States generally accepted accounting principles.

“Gaming Approvals” shall have the meaning set forth in Section 6.3(c).

“Gaming Authority” shall mean any Governmental Authority with regulatory control or jurisdiction over the manufacture, sale, distribution or operation of gaming equipment, the design, operation or distribution of internet gaming services or products, the ownership or operation of any current or contemplated casinos, or any other gaming activities and operations.

“Gaming Law” shall mean, with respect to any Person, any Law governing or relating to the manufacture, sale, distribution or operation of gaming equipment, the design, operation or distribution of internet gaming services or products, the ownership or operation of any current or contemplated casino, or online gaming products and services or other gaming activities and operations of such Person and its Subsidiaries, including, without limitation, the rules and regulations established by any Gaming Authority.

“Governmental Authority” shall mean any United States (federal, state or local), tribal, or foreign government, or any political subdivision thereof, or any governmental, regulatory, judicial or administrative authority, agency, board, bureau or commission, including any Gaming Authority.

“Hazardous Substance” shall mean substances defined, listed, classified or regulated as “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants”, “radioactive materials”, “petroleum”, “petroleum by-product”, or words of similar import under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer, director or employee of the Company or served on behalf of the Company as an officer, director or employee of any of the Company’s Subsidiaries or Affiliates or any of their predecessors in all of their capacities (including as shareholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer, director or employee.

“Intellectual Property Rights” shall mean all intellectual property rights, including all U.S. and foreign (i) patents, innovation patents, utility models, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, inter partes reviews (IPRs), post-grant reviews, substitutions, and extensions thereof, (ii) trademarks, service marks, logos, and domain names, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data and technology supporting the foregoing, (v) trade secrets and rights in other confidential information, including rights in ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vi) rights of publicity and other rights to use the names and likeness of individuals, (vii) rights in designs, and (viii) applications and registrations for the foregoing.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” shall mean (i) with respect to the Company, the actual knowledge of the individuals set forth on Section 1.1(a) of the Company Disclosure Letter after reasonable inquiry of the other executives and managers having primary responsibility for such matters who have been brought “over the wall” by the Company with respect to the Company’s sale process and (ii) with respect to Parent or Merger Sub, the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter after reasonable inquiry of the other executives and managers having primary responsibility for such matters.

“Law” shall mean any and all domestic (federal, state or local), tribal or foreign laws (including statutory and common laws), rules, regulations or Orders promulgated or recognized by any Governmental Authority.

“Leased Real Property” shall have the meaning set forth in Section 4.18(b).

“Lenders” shall have the meaning set forth in Section 5.7(a).

“Lien” shall mean liens (statutory or otherwise), claims, mortgages, encumbrances, pledges, easements, rights-of-way, covenants, conditions, restrictions, options, rights of first offer or refusal, third party rights, limitations on voting rights, encroachments, title defects, security interests or charges of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), excluding restrictions imposed by securities laws.

“Macquarie Capital” shall have the meaning set forth in Section 4.23.

“Marketing Period” shall mean the first period of thirty (30) consecutive calendar days after the date of this Agreement throughout which Parent shall have the Required Financial Information that the Company is required to provide to Parent pursuant to Section 6.12(a); provided, that such thirty (30) consecutive-day-period shall not commence until five (5) days after the Company’s delivery of such Required Financial Information; provided, further, that (a) if such period has not ended prior to August 19, 2013, then such period will not commence until September 3, 2013, (b) such period shall not be required to be consecutive to the extent it would include November 28, 2013 through December 1, 2013 (which dates shall not count for the purposes of the thirty (30) consecutive-day-period), (c) if such period has not ended prior to

December 24, 2013, then such period will not commence until January 2, 2014, (d) such period shall not be required to be consecutive to the extent it would include January 18, 2014 through January 20, 2014 (which dates shall not count for the purposes of the thirty (30) consecutive-day-period), (e) such period shall not be required to be consecutive to the extent it would include February 15, 2014 through February 17, 2014 (which dates shall not count for the purposes of the thirty (30) consecutive-day-period) and (f) such period shall not be required to be consecutive to the extent it would include April 18, 2014 through April 21, 2014 (which dates shall not count for the purposes of the thirty (30) consecutive-day-period); provided, further, that notwithstanding anything to the contrary in this Agreement, the last date of the Marketing Period shall not be after May 1, 2014, at which time the Marketing Period will be deemed to have completed.

“Material Company Lease” shall mean any Company Lease which has annual rent obligations in excess of $500,000 and has a remaining term (excluding any renewal options), as of the date of this Agreement, in excess of three (3) years.

“MBCA” shall mean the Minnesota Business Corporation Act, as amended.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Closing” shall have the meaning set forth in Section 2.2.

“Merger Closing Date” shall have the meaning set forth in Section 2.2.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” shall mean the NASDAQ Global Select Market.

“New Debt Commitment Letter” shall have the meaning set forth in Section 6.11(d).

“New Plans” shall have the meaning set forth in Section 6.9(a)(iii).

“NYSE” shall mean the New York Stock Exchange.

“Open Source Materials” means any software that is licensed, distributed or conveyed under a Contract that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated or with which such software is distributed or that is derived from such software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract; Open Source Materials includes software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, a Microsoft Shared Source License, the Common Public License, the Apache License, and any license listed at www.opensource.org.

“Option Cash Payment” shall have the meaning set forth in Section 3.3(a)(i).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by, before or with any Governmental Authority.

“Owned Real Property” shall have the meaning set forth in Section 4.18(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Letter” shall have the meaning set forth in Article V.

“Parent Material Adverse Effect” shall mean any change, effect, development or circumstance which, individually or in the aggregate, has or would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis.

“Parent Organizational Documents” shall have the meaning set forth in Section 5.1.

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Performance Unit” shall mean each equity-based unit that is subject to performance-based conditions and is granted pursuant to a Company Plan.

“Performance Unit Payment” shall have the meaning set forth in Section 3.3(a)(ii).

“Permitted Liens” shall mean (a) any Lien for Taxes or utilities not yet due or delinquent and Liens for Taxes the amount or validity of which is being contested in good faith by appropriate proceedings, in each case, in an amount for which adequate accruals or reserves have been established on the financial statements of the Company (if such accruals or reserves are required pursuant to GAAP); (b) any zoning and other land use restrictions; (c) Liens that will be removed prior to or on the Merger Closing; (d) survey exceptions, utility easements, rights of way and similar agreements, easements, covenants, reservations, restrictions and Liens that are imposed by any Governmental Authority having jurisdiction thereon or by Law or otherwise or typical for the applicable property type and locality, provided, however, that, such Liens do not, individually or in the aggregate, materially impair current occupancy, materially detract from the value of, or materially impair the present or continued use and operation of the affected asset (and excluding in all events any Liens securing the payment of money); (e) except as set forth on Section 1.1(b) of the Company Disclosure Letter, Liens disclosed on existing title reports or existing surveys provided to Parent; (f) Liens that would be shown on a title report, an accurate survey or a personal inspection of the property; provided, however, that such Liens do not, individually or in the aggregate, materially impair current occupancy, materially detract from the value of, or materially impair the present or continued use and operation of the affected asset (and excluding in all events any Liens securing the payment of money); (g) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business consistent with past practice; provided, however, that the underlying obligations (i) are not yet due and payable or (ii) are being contested in good faith by appropriate proceeding; (h) rights of parties in possession pursuant to Company Leases disclosed to Parent; (i) licenses or other grants of rights to use Intellectual Property Rights or (j) Liens which are set forth in any permits, licenses, governmental authorizations, registrations or approvals that have been made available to Parent.

“Person” shall mean an individual, a corporation (including non-for-profit corporation), general or limited partnership, limited liability company, unlimited liability company, joint venture, association, Governmental Authority, unincorporated organization, trust or any other entity of any kind or nature.

“Plan of Merger” shall have the meaning set forth in the recitals to this Agreement.

“Proceeding” shall have the meaning set forth in Section 4.12.

“Proposed Changed Terms” shall have the meaning set forth in Section 6.5(e)(ii).

“Proxy Date” shall have the meaning set forth in Section 6.2(c).

“Proxy Statement” shall have the meaning set forth in Section 6.2(a).

“Proxy Statement Clearance Date” shall mean the first date on which the SEC (or staff of the SEC) has, orally or in writing, confirmed that (i) it has no further comments on the Proxy Statement, or (ii) it does not intend to review the Proxy Statement; provided, however, in the case of clause (ii), the Proxy Statement Clearance Date shall not be earlier than the date which is ten (10) days following the date on which the Proxy Statement is initially filed with the SEC.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, of Hazardous Substances.

“Representatives” shall mean, with respect to any Person, the following: any Subsidiary of such Person and such Person’s and each of its respective Subsidiaries’ directors (in their capacity as such), officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Required Financial Information” shall have the meaning set forth in Section 6.12(a).

“Required Gaming Approvals” shall have the meaning set forth in Section 7.1(c).

“Required Payment Amount” shall have the meaning set forth in Section 5.7(d).

“Requisite Shareholder Approval” shall have the meaning set forth in Section 4.3(a).

“Restraints” shall have the meaning set forth in Section 7.1(d).

“Restricted Award Payment” shall have the meaning set forth in Section 3.3(a)(iii).

“SEC” shall mean the Securities and Exchange Commission.

“Secretary of State” shall mean the Secretary of State of the State of Minnesota.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shareholders’ Meeting” shall have the meaning set forth in Section 6.2(c).

“Solvent” shall have the meaning set forth in Section 5.11.

“Subsidiary” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall have the meaning set forth in Section 6.5(h)(ii).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax” shall mean (i) any and all federal, provincial, state, local, foreign and other taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation, taxes or other charges on or with respect to, or in the nature of, income, franchises, windfall or other profits, gross receipts, alternative minimum, property, sales, use, capital stock, consumption, goods and services, social services, lease, service, service use, payroll, employment, wages, social security, workers’ compensation, unemployment compensation, pension, health insurance, severance, occupation, premium, net worth excise, withholding, ad valorem, stamp, transfer, value added, gains, escheat, license, registration and documentation fees; customs’ duties, tariffs, and similar charges, (ii) any liability for payments of amounts described in clause (i) whether as a result of transferee or successor liability, of being a member of any group of entities for any period or otherwise through operation of Law and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Claim” shall have the meaning set forth in Section 4.16(d).

“Tax Returns” shall mean returns, reports, information statements, declarations, estimates, forms, elections, certificates or other documents, including any schedule or attachment, or amendment and supplement, thereto, with respect to Taxes required or permitted to be filed with the IRS or any other governmental or taxing authority.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall have the meaning set forth in Section 8.3(a)(i).

“Third Party” shall mean any Person or group other than the Company, Parent, Merger Sub and their respective Affiliates.

“Total Common Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“US Benefit Plan” shall mean each Company Benefit Plan that primarily provides benefits and/or compensation to individuals located in the United States and/or their dependents.

“US Company Employees” shall have the meaning set forth in Section 6.9(a)(i).

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the name “SHFL entertainment, Inc.” as the surviving corporation (the “Surviving Corporation”), shall succeed and assume all the rights and obligations of Merger Sub in accordance with the MBCA and shall continue to be governed by the laws of the State of Minnesota.

Section 2.2 Merger Closing. The closing of the Merger (the “Merger Closing”) will take place at 10:00 a.m., Las Vegas time, on the second (2nd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) at the corporate headquarters of the Company located in Las Vegas, Nevada, unless another time, date or place is agreed to in writing by the parties hereto. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions at the Merger Closing), then the Merger Closing shall occur instead on the Business Day following the satisfaction or (to the extent permitted by Law) waiver of such conditions after the earliest to occur of (a) any Business Day before or during the Marketing Period as may be specified by Parent on no fewer than three (3) Business Days’ prior notice to the Company, (b) the final day of the Marketing Period, subject in each case to the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions at the Merger Closing) or (c) on such other date or time as agreed to in writing by the parties hereto. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date.”

Section 2.3 Effective Time. As promptly as reasonably practicable on the Merger Closing Date, the parties shall cause the articles of merger (the “Articles of Merger”), with respect to the Merger in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the MBCA to be filed with the Secretary of State, and shall make all other filings and recordings required under the MBCA (if any). The Merger shall become effective on such date and time as the Articles of Merger are filed with the Secretary of State or at such later date and time as Parent and the Company shall agree and specify in the Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the MBCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.5 Articles of Incorporation and Bylaws of the Surviving Corporation. Subject to Section 6.6, at the Effective Time, (a) the articles of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth on Exhibit A attached hereto and (b) the bylaws of the Surviving Corporation shall be amended in its entirety to read as set forth on Exhibit B attached hereto, in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation and bylaws of the Surviving Corporation.

Section 2.6 Board of Directors. From and after the Effective Time, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or their earlier death, incapacitation, retirement, resignation or removal.

Section 2.7 Officers. From and after the Effective Time, the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(a) Cancellation of Company Securities. Each share of Company Common Stock held by the Company or any wholly owned Subsidiary of the Company (in each case, other than shares of Company Common Stock held either in a fiduciary or agency capacity that are beneficially owned by third parties), Parent, Merger Sub or any other wholly owned Subsidiary of Parent, in each case, immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 3.1(a) and, except as provided in Section 3.5, any shares of Company Common Stock the holder of which (i) has not voted in favor of approval of the Merger and adoption of the Plan of Merger, (ii) has demanded and perfected such holder’s right to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA and (iii) as of the Effective Time has not effectively withdrawn or lost such dissenter’s rights (the “Dissenting Shares”)), shall be converted into the right to receive $23.25 in cash (such sum, the “Merger Consideration”), without interest. For purposes of this Agreement, “Total Common Merger Consideration” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than shares canceled pursuant to Section 3.1(a), the Company Restricted Shares (which are addressed in Section 3.3) and, except as provided in Section 3.5, the Dissenting Shares) immediately prior to the Effective Time and (y) the Merger Consideration. Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in the first sentence of this Section 3.1(b) shall, by virtue of the Merger and without any action on the part of the holders thereof, be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.4) in accordance with Section 3.2, the Merger Consideration, without interest thereon, for each such share of Company Common Stock held by them. Pursuant to Section 3.2(c)(ii), holders of Book-Entry Shares shall have the right to receive, in accordance with Section 3.2, the Merger Consideration without any requirement to deliver Certificates or a letter of transmittal.

(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value of $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Equitable Adjustment. If, at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock of the Company, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration and any other similarly dependent item shall be equitably adjusted, without duplication, to reflect such change to provide the holders of shares of such capital stock of the Company the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this

Section 3.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement or to prevent Parent or Merger Sub from exercising any remedies that may be available to them as a result of any such change.

Section 3.2 Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company, the identity and the terms of appointment of which shall be reasonably acceptable to the Company (the “Paying Agent”), it being agreed by the parties that Wells Fargo Bank N.A. Shareholder Services is acceptable, for the payment of the Merger Consideration as provided in Section 3.1(b). Substantially concurrently with the filing of the Articles of Merger with the Secretary of State, Parent shall deposit, or cause to be deposited with the Paying Agent, for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time (other than holders of such shares to be canceled pursuant to Section 3.1(a) and, except as provided in Section 3.5, the Dissenting Shares) cash constituting an amount equal to the Total Common Merger Consideration (such Total Common Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Nothing contained in this Section 3.2 and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of shares of Company Common Stock that were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b) and (ii) applied promptly to making the payments pursuant to Section 3.1(b). Except as provided in Section 3.2(d) or Section 3.2(f), the Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1.

(b) As promptly as practicable following the Effective Time and in any event not later than the second (2nd) Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b) (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, the form and substance of which letter of transmittal and instruction shall be substantially as reasonably agreed by the Company and Parent and prepared prior to Merger Closing.

(c) Surrender Procedures.

(i) Certificates. Following the Effective Time, upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor and Parent shall cause the Paying Agent to pay in exchange therefor as promptly as practicable, the Merger Consideration pursuant to the provisions of this Article III, and the Certificates surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) and the Person requesting such payment shall pay, or cause to be paid, any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to Section 3.5, until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 3.1(b). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, the Merger Consideration. No interest shall be paid or accrue on any cash payable upon surrender of any Book-Entry Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the applicable former shareholders of the Company one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Parent or the Surviving Corporation for payment of their claims for Merger Consideration in respect thereof.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and any holder of such Certificate who has not theretofore complied with this Article III with respect thereto shall thereafter look only to the Surviving Corporation for payment of its claim for Merger Consideration in respect thereof (if any).

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

Section 3.3 Equity Awards and Employee Stock Purchase Plan.

(a) Treatment of Options; Performance Units; Restricted Shares; Restricted Share Units.

(i) Company Options. As of the Effective Time, each Company Option that is outstanding and unexercised as of the date of this Agreement and immediately prior to the Effective Time (whether vested or unvested), shall be canceled without any action on the part of any holder of such Company Option in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, the Option Cash Payment. For purposes of this Agreement, “Option Cash Payment” means, with respect to any such Company Option, a cash payment equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price payable per share of Company Common Stock issuable under such Company Option, less any applicable withholding Taxes. For the avoidance of doubt, any such Company Option for which the exercise price per share of Company Common Stock is equal to or greater than the Merger Consideration shall be cancelled immediately prior to the Effective Time (whether vested or unvested) without payment of any additional consideration to the holder thereof.

(ii) Company Performance Units. As of the Effective Time, each Performance Unit that is outstanding as of the date of this Agreement and immediately prior to the Effective Time shall be canceled without any action on the part of any holder of such Performance Unit in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, the Performance Unit Payment. The “Performance Unit Payment” means, with respect to any such Performance Unit, a cash payment equal to the product of (A) the number of vested Performance Units as of the Effective Time (after taking into account change in control or other vesting provisions in the Company Plans and the award agreements governing the applicable Performance Units) multiplied by (B) the Merger Consideration, less any applicable withholding Taxes.

(iii) Company Restricted Shares; Restricted Share Units. As of the Effective Time, each Company Restricted Share and each Company Restricted Share Unit that is outstanding as of the date of this Agreement and immediately prior to the Effective Time, whether vested or unvested, shall be canceled in full and the holder thereof shall be entitled to receive in consideration for such cancellation, as promptly as reasonably practicable following the Effective Time, a cash payment equal to the Merger Consideration, less any applicable withholding Taxes (the “Restricted Award Payment”).

(iv) Certain Actions. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company shall use commercially reasonable efforts to effectuate the foregoing provisions of this Section 3.3.

(v) Manner of Making Payment. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Surviving Corporation sufficient cash funds to make all Option Cash Payments, all Performance Unit Payments and all Restricted Award Payments, in each case, as required pursuant to this Section 3.3(a) and shall cause the Surviving Corporation to make such payments to all holders of Company Options, Company Restricted Share Units, Performance Units and Company Restricted Shares, as applicable, as promptly as practicable following the Effective Time, and in any event, within five (5) Business Days thereafter.

Section 3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit (in form and substance reasonably acceptable to Parent) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such customary and reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5 Dissenting Shares. (a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to appraisal rights under Section 302A.471 of the MBCA, and who has properly exercised and perfected his or her demand for appraisal rights under Section 302A.473 of the MBCA (the “Dissenter’s Rights”), shall not be converted into or represent a right to receive the Merger Consideration as provided in Section 3.1(b), but instead the holders of such Dissenting Shares shall be entitled to the payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares in accordance with its Dissenter’s Rights. In such case, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except with respect to Dissenter’s Rights and as provided in the following sentence. Notwithstanding the foregoing, if any such holder shall have failed to perfect or shall have otherwise waived, effectively withdrawn or lost his or her right to appraisal under the Dissenter’s Rights or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Dissenter’s Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under the Dissenter’s Rights shall cease and such shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, as provided in Section 3.1(b).

(b) The Company shall provide prompt written notice to Parent of any demands for appraisal by any holder of shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to the Dissenter’s Rights, and, to the extent permitted by applicable Law, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent or as otherwise required by an order of a Governmental Authority of competent jurisdiction, voluntarily make any payment with respect to, settle or offer to settle any such demands. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.2(a) to pay for Dissenting Shares shall be returned by the Paying Agent to Parent, upon demand; provided, that Parent shall remain liable to pay, or cause the Surviving Corporation to pay, the Merger Consideration with respect to any shares of Company Common Stock covered by the third sentence of Section 3.5(a).

Section 3.6 Withholdings. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration, the Option Cash Payment, the Performance Unit Payment and the Restricted Award Payment, as applicable, and any amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Options, Company Restricted Shares, Company Performance Units or Company Restricted Share Units, or any other Person, such amounts as Parent, the Surviving Corporation or the Paying Agent, as applicable, reasonably determines it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.7 Transfers; No Further Ownership Rights. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no registration of transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation or Parent for transfer following the Effective Time, they shall be canceled against delivery of the applicable merger consideration, as provided for in Section 3.1(b), for each share of Company Common Stock formerly represented by such Certificates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) any form, report, schedule, statement or other document (including all amendments thereto) filed with, or furnished to, the SEC by the Company, in each case since October 31, 2010 or incorporated by reference into any such document and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any risk factor section relating to forward-looking statements, any other disclosures included in any such form, report, schedule, statement or other document to the extent that they are predictive or forward-looking in nature, in each case, other than any specific factual information contained therein); provided, however, that in no event shall any disclosure in any such form, report, schedule, statement or other document qualify or limit the representations and warranties of the Company set forth in Section 4.2, Section 4.3, Section 4.22, Section 4.23, Section 4.24, or Section 4.25, or (ii) disclosed in any corresponding section of the Company Disclosure Letter, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries (a) is a corporation or legal entity duly organized or formed, validly existing and (with respect to jurisdictions that recognize such concept) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted, except, in the case of any Subsidiary of the Company, where the failure to be so organized or formed, existing and (with respect to jurisdictions that recognize such concept) in good standing or to have such power and authority would not be material and adverse to the Company and its Subsidiaries, taken as a whole, and (b) is duly qualified or licensed as a foreign entity to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in each case, where the failure to be so qualified or licensed or to be in good standing would not constitute a Company Material Adverse Effect. The copies of the Amended and Restated Articles of Incorporation of the Company (the “Charter”) and Amended and Restated Bylaws of the Company (the “Bylaws”), in each case, as most recently filed with the Company SEC Documents, are, in each case, true, complete and correct copies of such documents. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

Section 4.2 Capitalization; Subsidiaries. (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 151,875,000 shares of Company Common Stock. As of July 12, 2013, (i) 56,563,459 shares of Company Common Stock were issued and outstanding (including 81,737 outstanding Company Restricted Shares) and (ii) there were no shares of Company Common Stock held in treasury. As of July 12, 2013, there were 7,407,870 shares of Company Common Stock reserved for issuance under Company Plans (including, as of July 12, 2013, outstanding Company Options to purchase 2,696,210 shares of Company Common Stock, 76,600 Performance Units and 670,815 shares subject to outstanding Company Restricted Share Units). Except as set forth above, as of July 12, 2013, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding.

All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b) Except as set forth in Section 4.2(a) and except as expressly permitted under Section 6.1, there are no outstanding subscriptions, options, warrants, calls, bonds, debentures, notes, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or any other equity or equity-based awards, whether settled in cash or other property, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract. Except as set forth in Section 4.2(a), there are no obligations, commitments or arrangements, contingent or otherwise, of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of or that restricts the transfer of any capital stock, other voting securities or equity interests of the Company or any Subsidiary of the Company.

(c) As of the date of this Agreement, (i) except as would not constitute a Company Material Adverse Effect, all Company Options and other equity-based awards under the Company Plans have been granted in compliance with the terms of the applicable Company Plans, with applicable Laws, and with the applicable provisions of the Company’s Charter and Bylaws as in effect at the time of the applicable grant and (ii) except as would not be material to the Company and its Subsidiaries taken as a whole, (w) all the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company are legally and beneficially owned by the Company or one or more wholly owned Subsidiaries of the Company, free and clear of all Liens, (x) the Company does not, directly or indirectly, own any capital stock or other equity interest in any Person other than the Subsidiaries of the Company, (y) no shares of capital stock of the Company are owned by any Subsidiary of the Company and (z) all outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights.

Section 4.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining, at the Shareholders’ Meeting, the approval of the Merger and the adoption of the Plan of Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Requisite Shareholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Merger (other than, with respect to the consummation of the Merger, the receipt of the Requisite Shareholder Approval, as well as the filing of the Articles of Merger with the Secretary of State as required by the MBCA). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles).

(b) The Company Board, by resolutions adopted at a meeting duly called and held, has, subject to the terms and conditions of this Agreement, unanimously (i) determined that this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, (iii) resolved to recommend that the shareholders of the Company approve this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger (the “Company Board Recommendation”), and (iv) directed that such matter be submitted for the consideration of the shareholders of the Company at the Shareholders’ Meeting.

(c) Assuming the accuracy of the representation in Section 5.12, the Requisite Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities of the Company necessary under the Charter and Bylaws and by Law (including the MBCA) for the Company to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger.

Section 4.4 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s performance of its obligations hereunder will (i) subject to obtaining the Requisite Shareholder Approval, conflict with or violate the Charter or Bylaws, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 4.4(b) have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss or impairment of rights under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, other than, in the case of clauses (ii) and (iii), any such violation, breach, default, right, termination, amendment, acceleration, cancellation or Lien that would not constitute a Company Material Adverse Effect.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s performance of its obligations hereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except pursuant to (i) the Exchange Act, the Securities Act or state securities or “blue sky” Laws, (ii) the HSR Act and any other applicable U.S. or non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment, including Council Regulation No. 139/2004/EC of the European Community, as amended (“Foreign Antitrust Laws” and, together with the HSR Act, “Antitrust Laws”), (iii) the MBCA and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) Gaming Laws, (v) the rules of the NASDAQ, and (vi) such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not constitute a Company Material Adverse Effect.

(c) As of the date of this Agreement, to the Knowledge of the Company, there are no facts or circumstances with respect to the Company, its Subsidiaries or any of their respective Affiliates insofar as such Affiliate-owned interest would be attributable to the Company or any of its Subsidiaries under any applicable Gaming Law, that would prevent or materially delay receipt of any Gaming Approvals.

Section 4.5 Permits and Licenses. The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, findings of suitability and orders of or from a Governmental Authority (including all authorizations under Gaming Laws) necessary for the Company and its Subsidiaries to own, lease and operate their respective assets and carry on their respective businesses as it is now being conducted (the “Company Permits”), other than those Company Permits with respect to which the failure to possess would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Section 4.5 of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Company Permits. Except, individually or in the aggregate, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) all such Company Permits are in full force and effect and (ii) none of the Company or its Subsidiaries is in default (with or without notice or lapse of time or both) or violation of any such Company Permit. Neither the Company nor any of its Subsidiaries has received any written notice since October 31, 2010 from any Governmental Authority threatening to suspend, revoke, withdraw, modify or limit, in each case, in any material and adverse respect, any Company Permit. To the Knowledge of the Company, as of the date of this Agreement, there are no circumstances or conditions providing grounds for any suspension, revocation or withdrawal of any Company Permit other than (a) as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (b) to the extent resulting from, directly or indirectly, (i) the negotiation, execution or announcement of this Agreement or the transactions contemplated hereby (including the impact of any of the foregoing on relationships with customers, suppliers, licensors, employees or regulators (including any Gaming Authority)) or (ii) changes, effects, developments or circumstances to the extent arising from or relating to the identity of Parent or Merger Sub or Parent’s ability to obtain the Gaming Approvals.

Section 4.6 Compliance with Laws.

(a) The Company and its Subsidiaries are in compliance with, and have not received written notice of any default or violation of, any Laws (other than Gaming Laws) applicable to the Company or any of its Subsidiaries or their respective business or operations or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, in each case except for instances of noncompliance, default or violation that would not constitute a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in compliance with, and have not received written notice of any material default or violation of, any Gaming Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, in each case, except for the instances of non-compliance, default or violation that would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries are in compliance with all applicable Laws relating to (i) the privacy of users of the Company products or services and all Internet websites owned, maintained or operated by the Company or its Subsidiaries and (ii) the collection, storage, processing, use and transfer of, and provision of notice of breach regarding, any personally identifiable information, in each case, except for the instances of non-compliance that would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, no claims are pending, or, to the Knowledge of the Company, are threatened in writing against the Company or any of its Subsidiaries by any Person alleging a violation of such applicable Laws referred to in the foregoing sentence or by any Person alleging a violation of such Person’s privacy or confidentiality rights or rights relating to personal information.

Section 4.7 Company SEC Documents; Financial Statements.

(a) Since October 31, 2010, the Company has filed with the SEC all forms, documents and reports required under the Exchange Act or the Securities Act to be filed or furnished prior to the date of this Agreement by the Company with the SEC (the forms, documents, and reports filed with the SEC, including any amendments thereto since the date of their filing, the “Company SEC Documents”). As of their respective filing dates, or, if amended or restated after the date of filing, as of the date of the last such amendment or applicable subsequent filing, the Company SEC Documents (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (ii) except with regard to the financial statements contained therein, which are addressed in Section 4.7(b), did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements, or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. The Company has made available to Parent copies of all comment letters received by the Company from the SEC since October 31, 2010 and relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, to the Knowledge of the Company, (i) there are no outstanding or unresolved comments in such comment letters received by the Company from the SEC and (ii) none of the Company SEC Documents is the subject of any ongoing review by the SEC. None of the Company’s Subsidiaries is, or since October 31, 2010 has been, required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents, (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and their consolidated results of operations, consolidated cash flows and (except in the case of the Company’s Quarterly Report filings with the SEC on Form 10-Q) changes in stockholders’ equity for the respective periods then ended (subject, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and (iii) have been prepared in conformity with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since October 31, 2010 and to the date of this Agreement, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Since October 31, 2010, (i) neither the Company nor any of its Subsidiaries has received, in writing, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof pursuant to the rules of the SEC adopted under Section 307 of Sarbanes-Oxley Act.

(d) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(e) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company as to the accuracy of any financial projections or forward-looking statements, or with respect to statements made or incorporated by reference in the Proxy Statement based on information derived from Parent’s public SEC filings or supplied by Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 4.9 Disclosure Controls and Procedures. The Company (a) has established and maintains disclosure controls and procedures over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (b) since October 31, 2010 and to the date of this Agreement, has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any “significant deficiencies” or “material weakness” in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and (iii) any credible and material claim or allegation regarding any of the foregoing of which the Company has Knowledge. As and to the extent described in the Company SEC Documents, the Company and the Subsidiaries of the Company have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Section 4.10 Absence of Certain Changes or Events. Since October 31, 2012, and to the date of this Agreement, except for matters in connection with the transactions contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and (b) there has not been any change, effect, development or circumstance that constitutes, or would be reasonably expected to constitute, a Company Material Adverse Effect.

Section 4.11 No Undisclosed Liabilities. Except (a) as and to the extent reflected or reserved against in the Company’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Company SEC Documents filed prior to the date of this Agreement, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such financial statements, which would not be material to the Company and its Subsidiaries, taken as a whole, (c) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (d) for liabilities or obligations that would not be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

Section 4.12 Absence of Litigation. There is no claim, suit, action, litigation, arbitration, mediation, proceeding or investigation (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries that constitutes, or would be reasonably expected to constitute, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding Order of any Governmental Authority that constitutes a Company Material Adverse Effect. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries challenging or seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement. To the Knowledge of the Company, (x) no officer or director of the Company or any of its Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries and (y) no such Proceeding is threatened, in either case that is reasonably likely to have a Company Material Adverse Effect.

Section 4.13 Environmental Matters. Except as would not constitute a Company Material Adverse Effect, (a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by such entities of all Environmental Permits necessary to carry on their respective businesses as they are now being conducted, and compliance with the terms and conditions thereof) and there is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (b) during the time of its ownership or occupation of a property, the Company and its Subsidiaries have not caused or permitted and, to the Knowledge of the Company, are not otherwise liable for, any Releases of Hazardous Substances on, at, in or underneath any property, whether currently or previously owned or leased by the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree that all matters with respect to compliance with, or liabilities arising under, Environmental Laws or respecting Hazardous Substances shall be excluded from all other representations and warranties in this Article IV. The representations and warranties contained in this Section 4.13 shall be the exclusive representations and warranties with respect to such matters.

Section 4.14 Employee Benefit Plans.

(a) Section 4.14 of the Company Disclosure Letter lists the name of each material US Benefit Plan and each material Foreign Benefit Plan. With respect to each such US Benefit Plan and Foreign Benefit Plan, the Company has made available to Parent prior to the date of this Agreement copies of the following: (i) the most recent Company Benefit Plan documents and all amendments thereto; (ii) the most recent annual report on Form 5500 filed with respect to each Company Benefit Plan (if required by applicable Law); (iii) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (iv) the most recent IRS determination, notification, or opinion letter, if any, received with respect to each applicable Company Benefit Plan; (v) each trust agreement, insurance Contract, annuity Contract, or other funding arrangement in effect as of the date of this Agreement and relating to any Company Benefit Plan, (vi) the most recent actuarial report and/or financial statements relating to any Company Benefit Plan and (vii) a written description of any material US Benefit Plan or material Foreign Benefit Plan that is not in writing. Except as specifically set forth in the foregoing documents made available to Parent, there are no material amendments to any Company Benefit Plan that have been adopted or approved.

(b) Each US Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code and all contributions, premiums and other payments required to be made with respect to each Company Benefit Plan have been made on or before their due dates under applicable Law and the terms of such Company Benefit Plan or, to the extent not required to be made or paid on or prior to the date of this Agreement, have been fully reflected on the Company’s financial statements in accordance with GAAP, except, in each case, for issues of non-compliance that would not constitute a Company Material Adverse Effect. There are no pending, or to the Knowledge of the Company, threatened, material investigations by any Governmental Authority, termination proceedings or other claims (except claims for benefits in the ordinary course) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plan.

(c) No Company Benefit Plan is a Multiemployer Plan nor is any Company Benefit Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither the Company nor any ERISA Affiliate has ever sponsored, contributed to or incurred any liability (contingent or otherwise) with respect to any Multiemployer Plan or any employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(d) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof has received a favorable determination or opinion letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of the Company nothing has occurred since the date of such determination or opinion letter that has adversely affected or is reasonably likely to adversely affect such qualification or tax-exempt status.

(e) Each Foreign Benefit Plan has been administered in compliance with its terms and operated in material compliance with applicable Laws. Each Foreign Benefit Plan required to be registered or approved by a non-U.S. Governmental Authority has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Benefit Plan that has adversely affected or is reasonably likely to adversely affect such status.

(f) No Company Benefit Plan provides post-termination welfare benefits, and neither the Company nor any of its Subsidiaries has any obligation to provide any post-termination welfare benefits, in each case, other than health care continuation as required by Section 4980B of the Code, ERISA or similar Law of any state or foreign jurisdiction and at no expense to the Company or any of its Subsidiaries.

(g) There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that would reasonably be expected to result in material liability. Neither the Company, nor any Subsidiary or ERISA Affiliate maintain any “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and other applicable Law.

(h) Each US Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) satisfies in all material respects the applicable requirements of Sections 409A(a)(2), (3), and (4) of the Code, and the final Treasury Regulations promulgated thereunder, and has been operated since November 1, 2005 in good faith compliance with Section 409A of the Code and guidance issued thereunder.

(i) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any Subsidiary to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement or (iii) cause or result in a limitation on the right of the Company and its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. No amount paid or payable in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G or Section 4999 of the Code.

(j) Section 4.14(j) of the Company Disclosure Letter sets forth, as of the date of this Agreement, with respect to each Company Option, Company Restricted Share, Company Restricted Share Unit, or other equity-based award outstanding under any Company Plan, the number of shares of Company Common Stock issuable or amount payable thereunder and, if applicable, the exercise or conversion price relating thereto. The per share exercise price or purchase price for each Company Option was equal to or greater than the fair market value of the underlying shares of Company Common Stock determined as prescribed by the applicable Company Plan on the effective date of the corporate action effectuating the grant of such Company Option.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete (in all material respects) list of all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) domain names, in each case, owned by the Company or any of its Subsidiaries. The Intellectual Property Rights set forth on Section 4.15(a) of the Company Disclosure Letter are subsisting, and to the Company’s Knowledge, valid and enforceable. The Company or its Subsidiaries exclusively own and possess, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Intellectual Property Rights set forth on Section 4.15(a) of the Company Disclosure Letter and all other material Intellectual Property Rights purported to be owned by the Company or any of its Subsidiaries.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries (i) own all right, title and interest in or (ii) have the valid right or license to use, and to the extent applicable, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, perform, display, license and dispose of all material Intellectual Property Rights as currently used or exploited by the Company and its Subsidiaries in the business of the Company or any of its Subsidiaries.

(c) Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and other transactions contemplated by this Agreement will: (i) materially impair the right of the Company or any of its Subsidiaries to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, perform, display, distribute, license, or dispose of any Intellectual Property Rights owned, purported to be owned or licensed as currently used or exploited by the Company or any of its Subsidiaries or (ii) result in or require the licensing or non-assertion of any material Intellectual Property Rights of the Parent or its Affiliates (other than the Company and its Subsidiaries).

(d) As of the date of this Agreement, there is no pending, or to the Company’s Knowledge, threatened Proceeding against the Company or any of its Subsidiaries concerning the validity, enforceability or ownership of any material Intellectual Property Rights owned by the Company or any of its Subsidiaries or the right of the Company or any of its Subsidiaries to use or otherwise exploit any Intellectual Property Rights that are material to the business of the Company or any of its Subsidiaries. None of the Intellectual Property Rights owned by the Company or any of its Subsidiaries are subject to any Order restricting in any material manner the use, distribution, transfer, licensing or other exploitation by the Company or any of its Subsidiaries of such Intellectual Property Rights or the Company’s (or its applicable Subsidiary’s) ownership thereof.

(e) The conduct of the business of the Company and its Subsidiaries as currently conducted and as has been conducted since October 31, 2010 does not infringe upon or misappropriate, and has not infringed upon or misappropriated, any Intellectual Property Rights of any other Person, except for any such infringement or misappropriation that would not constitute a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since October 31, 2010 through the date of this Agreement, and, since the date of this Agreement except as would not constitute or would not be reasonably expected to constitute a Company Material Adverse Effect, any written charge, complaint, claim, demand or notice alleging any such infringement or misappropriation by the Company or any of its Subsidiaries (including in the form of an unsolicited written offer from a third party to license Intellectual Property Rights of such third party, or any written requests for indemnification from any Person in respect of claims of infringement asserted against such Person) that has not been settled or otherwise fully resolved. To the Company’s Knowledge, no other Person has infringed in any material manner any Intellectual Property Rights owned by the Company or any of its Subsidiaries since October 31, 2010 through the date of this Agreement, and none of the Company or any of its Subsidiaries has sent any written charge, complaint, claim, demand or notice alleging such infringement.

(f) Each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information that constitutes a material trade secret of the Company or any of its Subsidiaries. Except with respect to Intellectual Property Rights that the Company or its Subsidiaries already own by operation of Law, the Company or one of its Subsidiaries has secured valid written assignments from (i) all current and former employees of the Company or any of its Subsidiaries who have contributed to the development of material Intellectual Property Rights that are being used in the conduct of the Company’s and its Subsidiaries’ businesses, and (ii) all current and former consultants and contractors who developed or created any material Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries that are being used in the conduct of the Company’s and its Subsidiaries’ businesses and that the Company or its Subsidiaries purport to own. Neither the Company nor any of its Subsidiaries has developed jointly with any other party any material Intellectual Property Rights with respect to which such other party has any ownership rights.

(g) No source code of any software that is owned by the Company or any of its Subsidiaries and is material to the business of the Company or its Subsidiaries has been licensed or otherwise provided by the Company or any of its Subsidiaries to a third party other than to consultants and contractors performing work on behalf of the Company or any of its Subsidiaries who are bound by confidentiality obligations with respect to such source code.

(h) The Company and its Subsidiaries have taken commercially reasonable steps to protect software used or created by the Company and its Subsidiaries from any disabling codes or instructions and any viruses or other intentionally created, undocumented contaminants that are intended to be used to access, modify, delete, damage or disable any internal computer systems (including software) of the Company and its Subsidiaries. To the Company’s Knowledge, as of the date of this Agreement, the software distributed by the Company and its Subsidiaries to third parties is free of any significant bugs, errors, or similar impediments to the functionality of such software for its intended purpose. To the Company’s Knowledge, there have been no breaches of security that resulted in a disclosure of any material trade secrets owned by the Company or any of its Subsidiaries.

(i) The Company has not distributed, licensed or otherwise used any Open Source Materials in any manner that has resulted or will result in any material proprietary software of the Company or its Subsidiaries being required to be (i) disclosed or distributed in source code form or (ii) delivered at no charge or otherwise being dedicated to the public.

(j) Neither the Company nor any of its Subsidiaries is currently participating, has participated in the past in a manner that is continuing, or currently has applied for future participation in, any standards-setting organization or industry body, consortium or other similar multi-party special interest group whereby the Company or any of its Subsidiaries agreed to license or assign any material Intellectual Property Rights.

Section 4.16 Taxes.

(a) All material Tax Returns required by applicable Law to be filed with any taxing authority by, or on behalf of, the Company or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws and such Tax Returns are true and complete in all material respects;

(b) The Company and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate taxing authority all material Taxes (whether or not shown on any Tax Return) due and payable or required by applicable Law to be withheld and remitted, or (i) where payment is not yet due, (A) with respect to Taxes incurred prior to the date of the most recent financial statements contained in the Company SEC Documents, has established an adequate accrual in accordance with GAAP in the Company’s financial statements included in the Company SEC Documents and (B) with respect to Taxes incurred after the date of the most recent financial statements contained in the Company SEC Documents, has not incurred any material Taxes other than those Taxes incurred in the ordinary course of business in amounts consistent with prior years (adjusted for changes in ordinary course business operations) or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established an adequate reserve in accordance with GAAP in the Company’s financial statements included in the Company SEC Documents.

(c) There are no material Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(d) There is no audit, examination, investigation, inquiry, claim, suit or other proceeding (“Tax Claim”) pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any material Tax. No written claim has been made by any governmental authority in a jurisdiction where either the Company or any of its Subsidiaries has not filed Tax Returns indicating that the Company or such Subsidiary is or may be subject to any taxation by such jurisdiction.

(e) Neither the Company nor the Subsidiaries have agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(f) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, United States taxable income for any taxable period (or portion thereof) ending after the Merger Closing Date as a result of (i) a change in method of accounting for Tax purposes for a taxable period ending on or prior to the Merger Closing Date (including by reason of Section 481 of the Code or any similar provisions of state, local, or foreign law), (ii) any installment sale or open transaction disposition made on or prior to the Merger Closing Date, (iii) any prepaid amount received on or prior to the Merger Closing Date, (iv) any election under Section 108(i) of the Code; (v) any agreement with a taxing authority (including a gain recognition agreement and a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local, or foreign Law; (vi) any Tax holiday or Tax exemption, (vii) an intercompany transaction or excess loss account (as described in Treasury Regulations under Section 1502 of the Code) or (viii) the dual consolidated loss provisions of Section 1503(d) of the Code.

(g) Neither the Company nor any of its Subsidiaries (i) is a party to any Tax indemnity or Tax sharing agreement, (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or (iii) at any point in the preceding seven (7) years, has been a member of a combined, consolidated, unitary or similar group for Tax purposes, other than any such group of which the Company was at all times the common parent corporation.

(h) No material Tax ruling, Tax holiday or other agreement with any governmental authority with respect to Taxes will expire, be revoked or otherwise terminate prior to the stated or applicable term thereof as a result of the Merger. The Company and its Subsidiaries are in compliance with each such Tax ruling, Tax holiday, and other agreement in all material respects.

(i) No Subsidiary of the Company that is a “controlled foreign corporation” as defined in the Code owns (directly or indirectly) a material “investment in United States property” for purposes of Section 956 of the Code that has not been properly reported as such in a United States federal income tax return made available to Parent.

(j) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement.

(k) The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation §1.6011-4(b)(2); and

(m) For the purposes of this Section 4.16, where the context permits, each reference to the Company or any of its Subsidiaries shall include a reference to any current or former Subsidiary of the Company and any other Person for whose Taxes the Company or any of its Subsidiaries could be held liable under applicable Law.

Section 4.17 Material Contracts.

(a) Section 4.17 of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each Company Material Contract, a true, correct and complete copy of which has been made available to Parent. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected that:

(i) constitutes, or would be required to be filed by the Company as, a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii) creates (or governs the operation of) a joint venture, alliance or partnership that is material to the operation of the Company and its Subsidiaries, taken as whole, other than any such joint venture, alliance or partnership that is between or among the Subsidiaries of the Company and/or the Company;

(iii) is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement, which has not yet been consummated, pursuant to which the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement in excess of $1,000,000;

(iv) is a Contract, other than a purchase order, with a supplier to the Company or its Subsidiaries of components or materials for use in (x) the products or (y) the services of the Company or its Subsidiaries and involves payments by the Company or its Subsidiaries to such supplier, individually or in the aggregate, in excess of $1,000,000 per year;

(v) is a Contract with a customer of the Company, or any of its Subsidiaries, set forth on Schedule 4.21 of the Company Disclosure Schedule and involves payments to the Company or any of its Subsidiaries in excess of $500,000 per year;

(vi) with respect to any acquisition or disposition pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $1,000,000 per year;

(vii) relates to (A) indebtedness for borrowed money or the deferred purchase price of property and having an outstanding principal amount in excess of $3,500,000 other than any such Contract among the Company and any of its wholly owned Subsidiaries or among any of such Subsidiaries or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual or contingent obligations of the Company and its Subsidiaries under such contract are greater than $3,500,000;

(viii) obligates the Company or any of its Subsidiaries to provide indemnification or a guarantee that would reasonably be expected to result in payments in excess of $3,500,000;

(ix) is entered into between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company, on the other hand, other than in the ordinary course of business;

(x) constitutes (A) a material license for Intellectual Property Rights granted to the Company or its Subsidiaries, other than with respect to commercially available “off-the-shelf” software or other commercially readily available hardware or software licensed to the Company or any of its Subsidiaries pursuant to a standard end-user license agreement, (B) a material license for Intellectual Property Rights granted by the Company or its Subsidiaries, (C) to the extent not already included in subsection (B), any other exclusive license for Intellectual Property Rights granted by the Company or its Subsidiaries, other than in the ordinary course of business, (D) any Contract limiting the Company’s or any of its Subsidiaries’ rights to use or enforce material Intellectual Property Rights owned by the Company or any Subsidiary, including covenants not to sue or co-existence agreements or (E) any Contract including any assignment by the Company or any of its Subsidiaries of material Intellectual Property Rights in the last twelve (12) months, excluding employee invention assignment contracts;

(xi) involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of the Company and its Subsidiaries; or

(xii) to the Knowledge of the Company, (A) other than Contracts with distributors, prohibits the Company or any of its Subsidiaries from (x) engaging or competing in any material line of business, in any geographical location or with any Person or (y) selling any products or services of or to any other Person or in any geographic region or (B) grants the other party or any third Person “most favored nation” status.

(b) Neither the Company nor any Subsidiary of the Company is in material breach of or default (nor, to the Knowledge of the Company, is there any condition or event which, with notice or lapse of time or both, would constitute such a material breach or default) under the terms of any Company Material Contract. To the Knowledge of the Company, no other party to any Company Material Contract is in material breach of or default (nor, to the Knowledge of the Company, is there any condition or event which, with notice or lapse of time or both, would constitute such a material breach or default) under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the relevant Subsidiary party thereto, as applicable, and, to the Knowledge of the

Company, is in full force and effect, except as would not constitute a Company Material Adverse Effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Neither the Company nor any of its Subsidiaries has received any written notice of any material breach or default under any Company Material Contract. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to set forth in Section 4.17 of the Company Disclosure Letter and, a Company Material Contract shall not include, any contract that (x) is terminable upon ninety (90) days (or less) notice without material penalty or premium, (y) will be fully performed or satisfied at or prior to the Effective Time or (z) has a remaining term (excluding any renewal options), as of the date of this Agreement, of one (1) year or less; provided, that this sentence shall not apply with respect to Contracts with respect to the Company’s iGaming business.

Section 4.18 Real Property.

(a) Except as would not constitute a Company Material Adverse Effect, as of the date of this Agreement, the Company or one of its Subsidiaries has good and valid fee simple title to all real property owned by the Company or any of its Subsidiaries and to all of the buildings, structures and other improvements thereon (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens). Section 4.18(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the Owned Real Property. As of the date of this Agreement there are no pending, or, to the Knowledge of the Company, threatened in writing, appropriation, condemnation eminent domain or like proceedings relating to the Owned Real Property.

(b) Section 4.18(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the Material Company Leases (the “Leased Real Property”), including a street address or other description of the premises leased and the Company or Subsidiary that leases the same. Copies of all Company Leases (including all material modifications, amendments, supplements, waivers and side letters thereto) have been made available to Parent. Except as would not constitute a Company Material Adverse Effect, as of the date of this Agreement, the Company or one of its Subsidiaries has a good and valid leasehold interest in each Material Company Lease, free and clear of all Liens (other than Permitted Liens). The Company is not in material default under any Material Company Lease. Each Material Company Lease is in full force and effect and is the valid and binding obligation of the Company or Subsidiary that is a party thereto and, to the Knowledge of the Company, the other party (or parties) thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any of its Subsidiaries has received any written notice of any material event of default under any of the Material Company Leases, nor to the Knowledge of the Company is there any condition or event which, with notice or lapse of time or both, would constitute a material default under a Material Company Lease.

(c) Except as would not reasonably be expected to constitute a Company Material Adverse Effect, as of the date of this Agreement, the Company or one of its Subsidiaries owns or leases all of the material tangible personal property shown to be owned or leased by the Company or any of its Subsidiaries reflected in the latest audited financial statements included in the Company SEC Documents or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the ordinary course of business since the date of the latest audited financial statements included in the Company SEC Documents or otherwise no longer held due to casualty or destruction.

Section 4.19 Labor Matters. Neither the Company nor any of its Subsidiaries are a party to any collective bargaining agreement with a labor union in the United States or any agreement (other than agreements applicable by Law) with any works council, labor union or other similar labor organization outside the United States. Since October 31, 2010, neither the Company nor any of its Subsidiaries has been the subject of any proceeding or charges before the National Labor Relations Board, or any similar labor regulatory body outside the United States, including but not limited to any proceeding or charges asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel the Company or any of its Subsidiaries to bargain with any labor union, nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since October 31, 2010, any labor strike, walkout, work stoppage, or lockout involving the Company or any of its Subsidiaries, except for any such (i) proceeding or charges or (ii) labor strike, walkout, work stoppage or lockout which would not have a Company Material Adverse Effect. To the Knowledge of the Company, since October 31, 2010, neither the Company nor any or its Subsidiaries has been the subject of any labor organizing efforts with respect to any of its or their employees. During the period from October 31, 2010 to the date of this Agreement, neither the Company nor any of its Subsidiaries has been the subject of any labor disputes or labor arbitration proceeding, except for any such disputes or proceeding the outcome of which would not constitute a Company Material Adverse Effect. As a result of the transactions contemplated by this Agreement, including the Merger, except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries (a) are not required to provide notification to or engage in consultation with, or (b) will provide any required notification to or engage in consultation with, any labor union, works council or other similar labor organization.

Section 4.20 Insurance. The Company maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. The Company and its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as would not constitute a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as would not constitute a Company Material Adverse Effect.

Section 4.21 Suppliers and Customers. Section 4.21 of the Company Disclosure Letter sets forth the names of the ten (10) largest customers of the Company and its Subsidiaries (as measured by revenue for the twelve (12) month period ended on October 31, 2012) and the ten (10) largest suppliers of component parts used by the Company and its Subsidiaries in the manufacturing of gaming machines (as measured by aggregate cost of items or services purchased for the twelve (12) month period ended on October 31, 2012). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries (a) has been notified in writing of any (i) dispute with any such customer or supplier or (ii) breach of any Contract with such party by the Company or its Subsidiaries, that, in either case, would be material and adverse to the Company and its Subsidiaries, taken as a whole, or (b) has been notified in writing by any such customer or supplier that it intends or is threatening to terminate or otherwise materially and adversely alter the terms of its business with the Company or any of its Subsidiaries. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has notified any such customer or supplier in writing of any material dispute or material breach of any such Contract by such customer or supplier.

Section 4.22 Certain Payments. Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective Representatives acting or purporting to act on behalf of the Company) has (a) used or is using, or has offered to use, directly or indirectly, any funds or other assets for any illegal contributions, gifts, entertainment, or other unlawful expenses relating to political activity, (b) used or is using, or has offered to use, any funds or other assets for any direct or indirect unlawful payments to any foreign or domestic government officials or employees or political parties, (c) violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other foreign or domestic anti-bribery or anti-corruption laws, (d) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) made or is making, or has offered to make, any bribe, payoff, influence payment, kickback, unlawful rebate or other unlawful payment of any nature.

Section 4.23 Opinion of Financial Advisor. The Company Board has received the opinion of Macquarie Capital (USA) Inc. (“Macquarie Capital”) on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the matters set forth in such opinion, the consideration to be received by the holders (other than Parent, Merger Sub and their respective Affiliates) of outstanding Company Common Stock pursuant to this Agreement is fair to such holders from a financial point of view, and a true, correct and complete copy of such opinion has been or will be promptly made available to Parent solely for informational purposes (it being agreed that none of Parent nor Merger Sub, nor any of their respective Affiliates, shareholders or Representatives shall have any right to rely on such opinion).

Section 4.24 Minnesota Business Corporations Act.

(a) Assuming the accuracy of the representation contained in Section 5.12, no further action is required by the Company Board or any committee thereof (including the Company Committee of Disinterested Directors) or the shareholders of the Company to render inapplicable the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA, as it relates to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) A committee of disinterested (as defined in Section 302A.673 Subd. 1(d)(3) of the MBCA) directors of the Company Board (such committee, the “Company Committee of Disinterested Directors”) has unanimously adopted resolutions approving this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, which approval, to the extent applicable constituted approval under the provisions of Section 302A.673, Subd. 1 of the MBCA, as a result of which this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, are not and will not be subject to the restrictions on business combinations under the provisions of Section 302A.673 of the MBCA. The Company Board has unanimously adopted resolutions approving this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, which approval, to the extent applicable, constituted approval under the provisions of Section 302A.011, subds. 38 (d) and/or (h) of the MBCA, as a result of which this Agreement, including the Plan of Merger, and the transactions contemplated by this Agreement, including the Merger, are not and will not be subject to the restrictions on control share acquisitions under the provisions of Section 302A.671 of the MBCA.

(c) There is no other state anti-takeover statute or regulation, any takeover-related provision in the Charter or Bylaws, nor any stockholder rights plan or similar agreement is applicable to Parent, this Agreement or the Merger that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger.

Section 4.25 Brokers. No broker, finder or investment banker (other than Macquarie Capital) is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Subsidiaries in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has made available, solely for informational purposes, to Parent a true and complete copy of any Contract between the Company and Macquarie Capital pursuant to which Macquarie Capital could be entitled to any payment from the Company or any of its Subsidiaries in connection with the Merger and the other transactions contemplated hereby.

Section 4.26 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, none of the Company or any of its Affiliates nor any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective Affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room for Project Manhattan run by IntraLinks, Inc. and maintained by the Company for purposes of the transactions contemplated by this Agreement (the “Electronic Data Room”), or any teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the corresponding section of the separate disclosure letter which has been delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub is a corporation or legal entity duly organized or formed, validly existing and (with respect to jurisdictions that recognize such concept) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and (to the extent applicable) is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in each case, where the failure to be so qualified or licensed or to be in good standing (with respect to jurisdictions that recognize such concept) would not constitute a Parent Material Adverse Effect. The organizational or governing documents of Parent and Merger Sub (collectively, the “Parent Organizational Documents”), which, with respect to Parent, as are most recently filed with the SEC and with respect to Merger Sub, as provided to the Company, are, in each case, true, complete and correct copies of such documents. Parent has previously provided to the Company true and complete copies of the certificate of incorporation and bylaws of Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of the Parent Organizational Documents.

Section 5.2 Authority Relative to Agreement. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger and the Debt Financing. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger and the Debt Financing, have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub (and, with respect to Merger Sub, by its sole shareholder), and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Merger and the Debt Financing (other than, with respect to the consummation of the Merger, the filing of the Articles of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.3 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, including the Merger, and the Debt Financing, or performance of their obligations hereunder will (i) conflict with or violate the Parent Organizational Documents, (ii) assuming the consents, registrations, filings, notices, approvals and authorizations specified in Section 5.3(b), including all Gaming Approvals, have been obtained or made and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than, in the case of the Debt Financing, any Lien required or permitted thereunder) on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound, other than, in the case of clauses (ii) and (iii), for any such violations, breaches, defaults, rights, terminations, amendments, accelerations, or cancellations which would not constitute a Parent Material Adverse Effect.

(b) None of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Merger, and the Debt Financing, or performance of their obligations hereunder will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except pursuant to the Exchange Act, the Securities Act, state securities or “blue sky” Laws, any applicable Antitrust Laws or Gaming Laws, filing and recordation of appropriate merger documents as required by the MBCA and the rules of the NYSE and such other consents, approvals, authorizations or permits, filings or notifications, the failure of which to have, make or obtain, as applicable, would not constitute a Parent Material Adverse Effect.

Section 5.4 Absence of Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened in writing against either Parent or Merger Sub as would constitute a Parent Material Adverse Effect.

Section 5.5 Absence of Certain Agreements. Neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (b) any shareholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against, or not to tender its shares of Company Common Stock in, any Acquisition Proposal or (c) any third party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

Section 5.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, in each case, if applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 5.7 Financing; Available Funds.

(a) Parent has delivered to the Company a true, correct and complete copy of the fully executed (i) debt commitment letters from Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Union Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. and Goldman Sachs Bank USA (collectively, the “Lenders”), dated as of the date of this Agreement (including all exhibits, schedules, annexes and amendments thereto and (subject to the proviso set forth below) together with the related Fee Letter, collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to lend the amounts set forth therein to Parent and/or Merger Sub for the purpose of funding the transactions contemplated by this Agreement and the refinancing of Parent’s existing senior secured credit facility (if required thereby) (the “Debt Financing”); provided, however, that solely in the case of the Fee Letter, an accurate and complete copy has been delivered to the Company with redaction of the fee amounts, market flex provisions, and other customary redactions.

(b) As of the date of this Agreement, the Debt Commitment Letters, in the forms provided to the Company by Parent, and any definitive agreements with respect to the Debt Financing (which definitive agreements, whether entered into before or after the date of this Agreement are referred to collectively in this Agreement as the “Financing Agreements”) are in full force and effect and are legal, valid and binding obligations of Parent and Merger Sub and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their respective terms, except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity. As of the date of this Agreement, no Debt Commitment Letter has been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified, in any respect.

(c) As of the date of this Agreement, neither Parent nor Merger Sub nor, to the Knowledge of Parent, any other counterparty thereto has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any of the Debt Commitment Letters or Financing Agreements, and to Parent’s knowledge no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute or result in a breach or default or failure to satisfy a condition precedent on the part of Parent or Merger Sub or any other Person under any of the Debt Commitment Letters or Financing Agreements or (ii) otherwise result in any portion of the Debt Financing not being available. As of the date of this Agreement, neither Parent nor Merger Sub have received any notice or other communication from any Lender or any party to any of the Debt Commitment Letters or Financing Agreements with respect to (i) any actual or potential breach or default on the part of Parent, Merger Sub or any other party to any of the Debt Commitment Letters or Financing Agreements or (ii) any intention of such party to terminate any of the Debt Commitment Letters or Financing Agreements or to not provide all or any portion of the Debt Financing. As of the date of this Agreement, Parent and Merger Sub (both before and after giving effect to any “market flex” provisions contained in the Debt Commitment Letters and Financing Agreements): (x) have no reason to believe that, assuming the satisfaction of the conditions set forth in Section 7.1, Section 7.2(a), Section 7.2(b) and Section 7.2(d) and the completion of the Marketing Period, they will not be able to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing; and (y) know of no fact, occurrence, circumstance or condition that, assuming the satisfaction of the conditions set forth in Section 7.1, Section 7.2(a), Section 7.2(b) and Section 7.2(d) and the completion of the Marketing Period,would reasonably be expected to (1) cause any of the Debt Commitment Letters or Financing Agreements to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective, or (2) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Commitment Letters to not be available to Parent and Merger Sub on a timely basis (and in any event as of the Merger Closing). Parent and/or Merger Sub have fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letters to be paid on or before the date of this Agreement.

(d) Assuming the satisfaction of the conditions set forth in Section 7.1, Section 7.2(a), Section 7.2(b) and Section 7.2(d), the aggregate proceeds from the Debt Financing, when taken together with the Parent’s and its Subsidiaries cash and cash equivalents, constitute all of the financing required for the consummation of the transactions contemplated by this Agreement and are sufficient in amount to provide Parent with the funds necessary for Parent to consummate the transactions contemplated hereby and to satisfy its obligations under this Agreement, including for Parent to pay the aggregate Merger Consideration, the aggregate Option Cash Payments, the aggregate Restricted Award Payments, the aggregate Performance Unit Payments and the aggregate amount of any repayment or refinancing of debt, if any, contemplated by this Agreement or the Debt Commitment Letters and the payment of all fees, costs and expenses to be paid by Parent related to the transactions contemplated by this Agreement, including such fees and expenses relating to the Debt Financing (such amounts, collectively, the “Required Payment Amount”).

(e) As of the date of this Agreement, there are no and, except as consistent with Section 6.11, there will not be any conditions precedent or other contingencies related to the obligation of any party to any of the Debt Commitment Letters or Financing Agreements to fund or invest, as applicable, the full amount (or any portion) of the Debt Financing, including any condition or other contingency relating to the availability of the Debt Financing pursuant to any “market flex” provisions, other than as expressly set forth in the Debt Commitment Letters as in effect on the date of this Agreement (the “Disclosed Conditions”). Other than the Disclosed Conditions, no Financing Source or other Person has any right to impose, and none of Parent, Merger Sub, the Company or any Subsidiary obligor have any obligation to accept, any condition precedent to any funding of the Debt Financing nor any reduction to the aggregate amount available under the Debt Commitment Letters (nor any term or condition which would have the effect of reducing the aggregate amount available under the Debt Commitment Letters). As of the date of this Agreement, there are no side letters and (except for the Debt Commitment Letters and the Financing Agreements) there are no agreements, contracts, arrangements or understandings, whether written or oral, with any Lender, Financing Source or other Person relating to the Debt Financing or the Debt Commitment Letters that could adversely affect the availability of the Debt Financing. Other than as set forth in the Debt Commitment Letters delivered to the Company on or prior to the date of this Agreement, there are no conditions precedent relating to the funding of the full amount of the Debt Financing that would, or could reasonably be expected to, (i) impair the validity of the Debt Commitment Letters, (ii) reduce the aggregate amount of the Debt Financing, (iii) prevent or delay the consummation of the transactions contemplated hereby, (iv) cause any Debt Commitment Letters to be ineffective, or (v) otherwise result in the Debt Financing not being available on a timely basis in order to consummate the transactions contemplated hereby.

(f) Except with respect to the Persons set forth in Section 5.7(f) of the Parent Disclosure Letter, none of Parent or any of its Subsidiaries has entered into any contract, agreement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the transactions contemplated hereby or (ii) prohibiting or seeking to prohibit any bank or investment bank or other potential provider of debt financing, from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or its Subsidiaries in connection with the Merger or the other transactions contemplated hereby or any Acquisition Proposal.

Section 5.8 Capitalization of Merger Sub. As of the date of this Agreement, the authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement (including the Debt Financing).

Section 5.9 Gaming Approvals and Licensing Matters. Since June 30, 2008, none of Parent, Merger Sub or, to the Knowledge of Parent, any of their respective officers, directors, or Affiliates, any existing beneficial owner of five percent (5%) or more of the voting stock of Parent, or any lender under the Debt Commitment Letters, in each case who or which will be required to be licensed or found suitable under applicable Gaming Laws in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, has ever been denied a gaming license, approval, or related finding of suitability by any Gaming Authority, or had any gaming license or approval revoked or suspended. As of the date of this Agreement, to the Knowledge of Parent, there are no facts or circumstances with respect to Parent, Merger Sub, or any of their respective Affiliates insofar as such Affiliate-owned interest would be attributable to Parent or Merger Sub under any applicable Gaming Law, that would prevent or materially delay receipt of any Gaming Approvals.

Section 5.10 Investment Intention. Parent is acquiring through the Merger, the shares of capital stock of the Company or the Surviving Corporation, as applicable, for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 5.11 Solvency. Each of Parent and Merger Sub is Solvent as of the date of this Agreement and, assuming the satisfaction of the conditions to Parent’s obligations to consummate the Merger, each of (x) the Surviving Corporation and its Subsidiaries, in each case, on a consolidated basis, will, after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing, any Alternative Financing and the payment of the Required Payment Amount, be Solvent, at and immediately after the Effective Time. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person: (i) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, taken as a whole; (ii) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (iii) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur debts including current obligations beyond their ability to pay or refinance such debts as they mature in the ordinary course of business; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

Section 5.12 MBCA Section 302A.671; Ownership of Company Securities. Neither Parent nor Merger Sub, nor or any affiliate or associate of either of the foregoing, is, nor at any time during the last four (4) years has either Parent or Merger Sub, or any affiliate or associate of either of the foregoing, been, an “interested shareholder” of the Company as defined in Section 302A.011 of the MBCA. Parent and its Subsidiaries, affiliates and associates do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 5.13 Management Agreements. Other than this Agreement, as of the date of this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of the Company’s Affiliates, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.14 Brokers. Other than Goldman Sachs & Co. and Groton Partners, each of whose fees and expenses shall be borne solely by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.15 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article V, none of Parent, Merger Sub or any of their respective Affiliates nor any other Person on behalf of any of them makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its Affiliates or Representatives on any such representation or warranty) with respect to Parent, Merger Sub or their respective businesses or with respect to any other information provided, or made available, to the Company or any of its Representatives or Affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earliest to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned, and with respect to Contracts referenced in Section 6.1(i)(A) only, shall be deemed given if Parent has not responded to the Company’s request for such consent within five (5) Business Days), (iii) as may be permitted or required pursuant to this Agreement, or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, (x) the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course of business consistent with past practice, and the Company shall and shall cause its Subsidiaries to use commercially reasonable efforts to preserve substantially intact their respective business organizations, preserve their respective assets (including, without limitation, Intellectual Property Rights), rights and properties in good repair and condition, keep available the services of their respective current officers, employees and consultants and preserve their respective goodwill and relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with each of them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of this Section 6.1 shall be deemed a breach of clause (x) unless such action would constitute a breach of such specific provision; and (y) the Company shall not and shall not permit any of its Subsidiaries to:

(a) amend or otherwise change the Charter or, in any material respect, the Bylaws (or, in any material respect, such equivalent organizational or governing documents of any of the Subsidiaries of the Company);

(b) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares of capital stock; provided, however that the Company may issue shares upon the exercise of any Company Option or the vesting of any Company Restricted Share Unit or Performance Unit;

(c) (i) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock, other than dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company; (ii) split, combine or reclassify or amend the terms of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries; or (iii) redeem, purchase or otherwise acquire any shares of the Company’s capital stock or other securities except for repurchase of Company Common Stock of an employee prior to the lapse of any vesting period upon termination of such employee’s employment or any other repurchases, in each case, to the extent required by any Company Plan;

(d) except as and to the extent required pursuant to existing written agreements or Company Benefit Plans or Foreign Benefit Plans in effect as of the date of this Agreement, or written agreements for newly hired employees entered into in the ordinary course of business, or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to employees of the Company or any of its Subsidiaries except for merit increases in the ordinary course of business consistent with past practice (including, for this purpose, the normal salary and bonus compensation review process conducted each year and the award and payment of customary annual bonuses), (ii) increase the compensation or other benefits payable or to become payable to directors or executive officers of the Company or any of its Subsidiaries, except for merit increases and annual incentive bonuses in the ordinary course of business consistent with past practice, (iii) grant any severance or termination pay to, or enter into any severance agreement with, any employee, director or executive officer of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice, (iv) enter into any employment agreement (other than offer letters to new hires in the United States or customary employment agreements for internationally located new hires in the ordinary course of business) with any employee or executive officer of the Company (except (x) to the extent necessary to replace a departing employee who is not an executive officer and who receives compensation and benefits consistent with that provided to the departing employee, (y) for employment agreements terminable on less than thirty (30) days’ notice without penalty or in accordance with applicable Law, and (z) for extension of employment agreements in the ordinary course of business consistent with past practice), (v) establish, adopt, enter into or amend any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, as would not result in a material increase to the Company in the cost of maintaining such plan, trust, fund, policy or arrangement, or (vi) forgive any loans or issue any loans to directors, officers, or employees of the Company or any of its Subsidiaries;

(e) grant, confer or award, or accelerate the vesting or settlement of, options, convertible securities, restricted stock, restricted stock units or other rights to acquire any capital stock of the Company or any of its Subsidiaries or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option under any existing stock plan (except as otherwise provided by the terms of any unexercisable options or other equity awards outstanding on the date of this Agreement;

(f) acquire (including by merger, consolidation, or acquisition of stock or assets) any ownership interests in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to (i) acquisitions of majority interests in any corporation, partnership, limited liability company, other business organization or of any division or material amount of assets with collective purchase prices not exceeding $5,000,000 in the aggregate and (ii) any merger, consolidation, business combination among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(g) dispose of, transfer, lease, license, mortgage, pledge or encumber any material assets (other than Intellectual Property Rights, which are covered in Section 6.1(n) below) of the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice or pursuant to existing Contracts;

(h) incur any long-term indebtedness for borrowed money or guarantee any such indebtedness for any Person except for indebtedness (i) incurred under the Company’s existing credit facilities (including revolving credit facilities) or incurred to replace, renew, extend, refinance or refund any existing indebtedness, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement, (iii) incurred under letters of credit in the ordinary course of business, (iv) as otherwise required in the ordinary course of business consistent with past practice in all material respects or (v) among the Company and any of its wholly owned Subsidiaries or among any of such Subsidiaries; provided, that any indebtedness incurred under clauses (i) through (iii) above shall not, at any time outstanding, exceed, in the aggregate, $20,000,000;

(i) (x) other than in the ordinary course of business, consistent with past practice, materially modify, amend, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Contract that is material to the Company and its Subsidiaries, taken as a whole or (y) enter into (A) any Contract (other than an employment, consulting, non-disclosure or confidentiality Contract or a Contract entered into in connection with the settlement of infringement actions with respect to Intellectual Property Rights, in each case, in the ordinary course of business consistent with past practice) with respect to the Company’s iGaming business which cannot be terminated without material penalty upon notice of ninety (90) days or less and has an initial term of more than two (2) years, (B) any Contract with a term longer than one (1) year which cannot be terminated without material penalty upon notice of ninety (90) days or less which, if entered into prior to the date of this Agreement, would be a Company Material Contract described in clause (ii), (vi), (viii), (ix), (xi) or (xii) of such definition or (C) any other Company Material Contract outside the ordinary course of business consistent with past practice, other than, in the case of this clause (y), Contracts entered into in compliance with Section 6.1(f);

(j) make any material change in its financial, tax or accounting methods, practices or principles, except (i) as required by GAAP (or any interpretation or enforcement thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in applicable Law, (iv) as disclosed in the Company SEC Documents or (v) as recommended by the Company’s independent auditors;

(k) waive, release, assign, settle or compromise any (X) governmental complaint (other than those related to Taxes, which shall be governed by Section 6.1(l)) or (Y) claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation concerning this Agreement) other than settlements of, or compromises for, any litigation (I) where the amounts paid or to be paid are (A) covered, subject to payment of a deductible, by insurance coverage maintained by the Company and its Subsidiaries without any material increase in the premiums due under such policies or (B) otherwise less than $5,000,000 in the aggregate or (II) that do not impose equitable relief on, or the admission of wrongdoing by the Company or any of its Subsidiaries;

(l) make, rescind or modify any material Tax election, change any accounting methods, principles, procedures or practices for Tax purposes, file any amended Tax Return or claim for refund or credit of Taxes, file any Tax Return other than consistent with past practices, extend or request an extension of the limitations period on the assessment or collection of Taxes, or settle or compromise any material Tax liability or Tax Claim;

(m) fail to maintain insurance consistent with past practices for the business of the Company and its Subsidiaries, taken as a whole;

(n) (i) sell, assign, transfer, pledge or mortgage any Intellectual Property Rights, except for non-material Intellectual Property Rights in the ordinary course of business consistent with past practice; (ii) grant any licenses of Intellectual Property Rights or covenants not to sue (other than Intellectual Property Rights with respect to the Company’s iGaming business) except for licenses or covenants not to sue granted in the ordinary course of business consistent with past practice; (iii) abandon or cease to prosecute any Intellectual Property Rights set forth on Section 4.15(a) of the Company Disclosure Letter or any other Intellectual Property Rights, unless the Company or its Subsidiaries has determined in its reasonable business judgment that any such Intellectual Property Rights, or the further prosecution thereof, are no longer necessary for or desirable in the conduct of the business of the Company or its Subsidiaries; or (iv) grant any licenses of, or covenants not to sue regarding, any Intellectual Property Rights with respect to the Company’s iGaming business which cannot be terminated without material penalty upon notice of ninety (90) days or less and have an initial term of more than two (2) years;

(o) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(p) commence any material action other than (i) an action as a result of an action commenced against the Company or any of its Subsidiaries, (ii) in connection with the transactions contemplated by this Agreement or (iii) in the ordinary course of business consistent with past practice that would not reasonably be expected to result in the payment of money damages in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(q) change its fiscal year;

(r) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries, other than in the ordinary course of business;

(s) enter into any new line of business outside of its existing business;

(t) enter into any new lease of real property or amend the terms of any existing lease of real property, except for those leases that (i) are entered into or amended in the ordinary course of business; (ii) impose liabilities in the aggregate, over the duration of the lease term, of not more than $1,000,000; and (iii) have a term not longer than one (1) year (including any option to renew thereunder, whether or not actually exercised);

(u) acquire any real property except with respect to properties acquired for a purchase price of not more than $2,500,000;

(v) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $2,500,000; or

(w) enter into any written agreement to do any of the foregoing.

Section 6.2 Proxy Statement; Shareholders’ Meeting.

(a) Preparation and Filing of Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (and in any event no later than forty (40) calendar days after the date of this Agreement), the Company shall prepare and cause to be filed with the SEC in preliminary form a proxy statement relating to the Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Except as expressly contemplated by Section 6.5(c) or Section 6.5(e), the Proxy Statement shall include the Company Board Recommendation with respect to the Merger. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. The Company shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Proxy Statement. Each of the parties hereto shall use their commercially reasonable efforts so that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such document or response, and shall give due consideration to all reasonable additions, deletions, or changes suggested thereto by Parent, Merger Sub and their counsel.

(b) Covenants of Parent with Respect to the Proxy Statement. Parent shall furnish to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement, including such information that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Parent will, upon request of the Company, confirm and/or supplement the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, such that at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders’ Meeting, such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Mailing of Proxy Statement; Shareholders’ Meeting. The Company, in consultation with Parent, shall, as promptly as practicable (and in any event within ten (10) Business Days following the Proxy Statement Clearance Date), (x) establish a record date for and give notice of a meeting of its shareholders, for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Shareholders’ Meeting”), (y) as promptly as reasonably practicable following such record date, mail (or cause to be mailed) to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting a Proxy Statement (such date, the “Proxy Date”) and (z) commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. The Company shall duly call, convene and hold the Shareholders’ Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that the Company, in its reasonable judgment and following consultation with Parent, shall determine the length of any period for the solicitation of proxies from its shareholders and, furthermore, that the Company may postpone, recess or adjourn the Shareholders’ Meeting: (i) with the consent of Parent, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Once the Company has established a record date for the Shareholders’ Meeting, the Company shall not change such record date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Bylaws. Unless the Company Board shall have effected a Change in Recommendation, the Company shall use commercially reasonable efforts to solicit proxies in favor of the adoption of this Agreement and shall ensure that all proxies solicited in connection with the Shareholders’ Meeting are solicited in compliance with all applicable Laws and all rules of the NASDAQ. The Company agrees that its obligations pursuant to the first sentence of this Section 6.2(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Change in Recommendation.

(d) Amendments to Proxy Statement. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others, and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the shareholders of the Company. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 6.3 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and without limiting the provisions of Section 6.3(b), each of the parties hereto shall (and shall cause its applicable Affiliates and Subsidiaries to) use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement. Without limiting the foregoing, each of the parties agrees to use its reasonable best efforts to (i) cause the conditions to the Merger set forth in Article VII to be satisfied as promptly as practicable, (ii) obtain all necessary consents, approvals, orders, waivers, finding of suitability and authorizations of, actions or non-actions by, any Governmental Authority (including Gaming Authorities) or any third party necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and make all necessary registrations, declarations and filings with, and notices to, any Governmental Authorities (including pursuant to the HSR Act and any other applicable Antitrust Law necessary to start any applicable waiting period and including under Gaming Laws) and take all reasonable steps as may be necessary to obtain an approval from, or to avoid a suit, action, proceeding or investigation by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; provided, that, in no event shall the Company or any of its Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to obtain any consent, approval, order, waiver or authorization in connection with the transactions contemplated by this Agreement, including the Merger, under any Contract other than de minimis amounts or amounts that are advanced or reimbursed substantially simultaneously by Parent, (iii) vigorously defend or contest any claims, lawsuits, actions or other legal proceedings, whether judicial or administrative and whether brought by a Governmental Authority or any third party, challenging this Agreement or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger and the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, (iv) oppose any request by any Governmental Authority or any other person for any divestiture, hold separate condition, or any other restriction with respect to any assets, businesses, or product lines of either Parent or the Company, provided, however, that Parent and Merger Sub, subject to the limitations on Antitrust Divestiture Actions set forth in Section 6.3(b), shall use reasonable best efforts to ensure that the Merger closes before the Termination Date and to eliminate any impediments thereto, and (v) execute and deliver any additional instruments necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.

(b) Without limiting the general obligations of Parent or Merger Sub under Section 6.3(a), Parent and Merger Sub agree to promptly take, and to cause their respective Affiliates to take, and, notwithstanding anything to the contrary contained in this Agreement, including Section 6.1, the Company and its Affiliates shall be permitted to take (without affecting any representation, warranty, covenant or condition in this Agreement), any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any Governmental Authority so as to enable the parties to close the transactions contemplated by this Agreement, including the Merger, as promptly as practicable, including (i) committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses (or agreeing to change or modify any course of conduct regarding future operations or otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, product lines, divisions or assets or interests therein), (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company; provided, however, that any such action may be conditioned upon consummation of the transactions contemplated by this Agreement) (each an “Antitrust Divestiture Action”), as are required in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or delaying the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that neither Parent nor Merger Sub shall be required to take or agree to take any Antitrust Divestiture Action if, (aa) as a result of such Antitrust Divestiture Action, Parent, the Company, or any of their respective Subsidiaries would be foreclosed, precluded, or prohibited from, or in any way limited in, producing, marketing, selling, offering for sale, deriving any revenue from or otherwise owning all or any portion of the Company’s iGaming assets (including social gaming content and other iGaming assets) if such Antitrust Divestiture Action would reasonably be expected to have a material impact on the iGaming business of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, (bb) as a result of such Antitrust Divestiture Action, Parent, the Company, or their respective Subsidiaries would be foreclosed, precluded, or prohibited from, or in any way limited in, producing, marketing, selling, offering for sale, deriving any revenue from or otherwise owning the assets (including intellectual property assets or licenses), categories of assets, subsidiaries, affiliates, or businesses that are currently utilized or planned to be utilized by the Parent or its Subsidiaries for either (A) each of the Company’s and Parent’s respective proprietary iGaming platforms or (B) each of the Company’s and Parent’s respective proprietary remote gaming servers or (cc) in the aggregate, the Antitrust Divestiture Action would exceed the “Detriment Limit.” For purposes of this Agreement, (x) an Antitrust Divestiture Action would exceed the Detriment Limit if the assets, businesses or product lines required to be divested or held separate (the “Divestment”) in order to obtain actions or non-actions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals under Antitrust Laws accounted for more than $35,000,000 of gross revenues, on a consolidated basis, for the twelve months ended October 31, 2012 and (y) revenues associated with any Divestment of all or any portion of the Company’s iGaming business shall not be counted towards the Detriment Limit. The Company and its Affiliates hereby agree to take all necessary steps to achieve any Antitrust Divestiture Action requested by Parent and Merger Sub; provided, however, that, the Company and its Subsidiaries shall not be required to take, and Parent and Merger Sub shall not take, any such action which would bind the Company or its Subsidiaries in respect of any matter if the Merger Closing does not occur. Further, and for the avoidance of doubt, Parent will not take any actions that would preclude, impair or delay the consummation of the Merger. Each of the parties hereto shall promptly (and, in the case of the HSR Act, in no event later than ten (10) Business Days following the date that this Agreement is executed) make and not withdraw an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Law, and thereafter promptly make any other required submissions under the HSR Act and any other applicable Antitrust Law, in each case, with respect to the transactions contemplated hereby, including the Merger. In furtherance and not in limitation of the foregoing or anything else in this Section 6.3, each party agrees to use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or early termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and any other Antitrust Law as soon as practicable. The transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or would reasonably be expected to delay the consummation of the transactions contemplated hereby, including the Merger, beyond the Termination Date.

(c) Without limiting the general obligations of Parent or Merger Sub under Section 6.3(a), Parent and Merger Sub agree to promptly take, and to cause their respective Affiliates to take, and, notwithstanding anything to the contrary contained in this Agreement, including Section 6.1, the Company and its Affiliates shall be permitted to take (without affecting any representation, warranty, covenant or condition in this Agreement), any and all steps necessary to avoid or eliminate each and every impediment and obtain all licenses, approvals and consents under any Gaming Laws that may be required by any Governmental Authority so as to enable the parties to close the transactions contemplated by this Agreement, including the Merger, as promptly as practicable, including taking any and all steps necessary to (i) as promptly as practicable after the date of this Agreement, obtain all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority required under applicable Gaming Laws to permit the parties hereto to consummate the transactions contemplated by this Agreement or necessary to permit Parent to acquire, own and operate the Company (collectively, “Gaming Approvals”); (ii) make or cause to be made all necessary filings, and thereafter make or cause to be made any other required submissions with respect to this Agreement and the transactions contemplated hereby, including the Merger, as required under the Gaming Laws; (iii) schedule and attend (or cause to be scheduled and attended) any hearings or meetings with Gaming Authorities to obtain the Gaming Approvals as promptly as possible; (iv) comply with the terms and conditions of any and all of the foregoing as necessary to obtain the Gaming Approvals; and (v) avoid any action or proceeding by any Gaming Authority challenging the consummation of transactions contemplated hereby. Parent and its Representatives and Affiliates shall (A) file or cause to be filed (x) (i) with respect to the Required Gaming Approvals, within thirty (30) calendar days after the date of this Agreement and (ii) with respect to all other Gaming Approvals, within forty-five (45) calendar days after the date of this Agreement, all required initial applications and documents in respect of officers and directors and Affiliates in connection with obtaining the Gaming Approvals (including in all such cases, where appropriate indications of further information to come by supplementary filing) and (y) as promptly as practicable after the date of this Agreement all other required applications and documents in connection with obtaining the Gaming Approvals, (B) request or cause to be requested an accelerated review from the Gaming Authorities in connection with such filings (if applicable), (C) act diligently and promptly to pursue the Gaming Approvals, (D) cooperate with the Company in connection with the making of all filings referenced in the preceding sentence, (E) promptly notify the Company of receipt of material comments or material requests from any Gaming Authority that relate to Gaming Approvals and supply the Company with copies of all correspondence (other than to the extent privileged) between Parent or any of its Representatives and Affiliates and any Gaming Authority with respect to Gaming Approvals and (F) otherwise keep the Company reasonably informed of the status of Parent’s application for Gaming Approvals and its activities related to obtaining the Gaming Approvals, as applicable, including promptly advising the Company upon receiving any communication from any Gaming Authority that causes Parent or Merger Sub to believe that there is a reasonable likelihood that any Gaming Approval required from such Gaming Authority will not be obtained or that the receipt of any such approval will be materially delayed.

(d) Subject to applicable Law, each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required filings or submissions with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement (other than private or personal information pertaining to any individual applicants which may remain confidential). Neither party shall have any material communication or meeting (telephonic or in-person) regarding the transactions contemplated by this Agreement with a Governmental Authority without giving the other party a reasonable opportunity to attend in person or by phone (unless the Governmental Authority prohibits such other party’s participation or attendance in the communication or meeting); provided, however, that Parent and Merger Sub shall be entitled to direct the antitrust defense of the Merger in any investigation or litigation by, or any negotiation regarding any antitrust issues or proposed remedies with, any Governmental Authority or any other person seeking to challenge the Merger and the Company shall (x) not make any offer, acceptance, or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, timing agreements, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent, and (y) use its reasonable best efforts to provide full and effective support of Parent and Merger Sub in all material respects in all such negotiations and discussions to the extent requested by Parent and Merger Sub.

Section 6.4 Access to Information; Confidentiality. From the date of this Agreement to the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, subject to the reasonable restrictions imposed from time to time upon advice of counsel, the Company will, and will cause its Subsidiaries to, provide to Parent and its authorized Representatives (x) reasonable access during normal business hours and upon reasonable prior notice from Parent to their respective properties, assets, books, contracts, commitments, personnel and records as Parent may reasonably request, (y) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws, and (z) such financial and operating data (including Tax Returns filed and those in preparation and the workpapers of the Company, its Subsidiaries and its auditors) of the Company and its Subsidiaries as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose (a) any information or documents which would (in the reasonable judgment of the Company) be reasonably likely to (i) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries, (ii) violate any applicable Laws, (iii) unreasonably disrupt the businesses and operations of the Company or any of its Subsidiaries or (iv) breach any agreement of the Company or any of its Subsidiaries with any Third Party; provided, that each party shall use its commercially reasonable efforts to obtain any required consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such access or disclosure; or (b) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto. All information exchanged pursuant to this Section 6.4 shall be subject to the Confidentiality Agreement and the parties shall comply with, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to comply with, all of their respective obligations thereunder.

Section 6.5 Acquisition Proposals.

(a) Except as otherwise provided in this Section 6.5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, nor shall it authorize or permit any of its Subsidiaries to, and will use its reasonable best efforts to cause its and their respective Representatives not to, (i) initiate, solicit or knowingly encourage, directly or indirectly, the making of any Acquisition Proposal or (ii) engage in negotiations or substantive discussions with, or furnish any material nonpublic information to, any Third Party relating to an Acquisition Proposal, other than informing Third Parties of the provisions contained in this Section 6.5. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the date that the Requisite Shareholder Approval is obtained at the Shareholders’ Meeting, in the event that the Company receives a written Acquisition Proposal, the Company and the Company Board and their Representatives may engage in negotiations or substantive discussions (including, as a part thereof, making counterproposals) with, or furnish any information and other access to, any Third Party making such Acquisition Proposal and its Representatives or potential sources of financing if the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, and based on information then available, that such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal; provided, however, that (x) prior to furnishing any material nonpublic information, the Company receives from such Third Party an executed Acceptable Confidentiality Agreement and (y) any such material nonpublic information so furnished has been previously provided or made available to Parent or is provided or made available to Parent substantially concurrently with it being so furnished to such Third Party.

(c) Except as otherwise provided in this Agreement, the Company Board shall not (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or so modify), the Company Board Recommendation or (B) adopt a formal resolution approving, adopting or recommending any Acquisition Proposal, or propose publicly to approve, adopt or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) approve or allow the Company or any of its Subsidiaries to execute any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with any Third Party relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Requisite Shareholder Approval, the Company Board may make a Change in Recommendation if the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that the failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties to the shareholders of the Company under applicable Law.

(d) Without limiting Section 6.5(c), in response to a written Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal, the Company may terminate this Agreement pursuant to Section 8.1(c)(ii) and this Section 6.5(d) and, concurrently with such termination, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to Section 8.1(c)(ii) and this Section 6.5(d) unless the Company (x) has complied with its obligations set forth in Section 6.5(e), and (y) pays, or causes to be paid, to Parent the Termination Fee payable pursuant to Section 8.3(a)(ii) prior to or concurrently with such termination.

(e) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be entitled to terminate this Agreement pursuant to Section 8.1(c)(ii) and Section 6.5(d), (x) unless the Company shall have provided to Parent five (5) Business Days’ prior written notice (the “6.5(e) Notice”) advising Parent that the Company Board intends to take such action (and (unless a copy of the relevant proposed transaction agreement has been provided to Parent) specifying, in reasonable detail, the material terms and conditions of any such Superior Proposal and the identity of the Third Party making any such Superior Proposal) and, if applicable, a copy of the relevant proposed transaction agreement, and (y):

(i) during such five (5) Business Day period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent to implement changes to the terms of this Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii) the Company Board shall have considered in good faith any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent (the “Proposed Changed Terms”) no later than 5:00 p.m., Las Vegas time, on the fifth (5th) Business Day of such five (5) Business Day period and shall have determined (after consultation with its outside counsel and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect.

(it being understood that any material revision or amendment to the terms of such Superior Proposal shall require a new 6.5(e) Notice and, in such case, all references to five (5) Business Days in this Section 6.5(e) shall be deemed to be two (2) Business Days).

(f) The Company shall promptly (and in any event within forty-eight (48) hours of receipt) advise Parent orally or in writing in the event that the Company receives any Acquisition Proposal, and in connection with such notice, provide to Parent the material terms and conditions (excluding the identity of the Third Party making any such Acquisition Proposal) of any such Acquisition Proposal. The Company shall keep Parent reasonably informed in all material respects on a timely basis of the status and details (including, within twenty-four (24) hours after the occurrence thereof, any material change to the terms thereof) of any such Acquisition Proposal, including furnishing copies of any material written inquiries, correspondence and draft documentation.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing any position or disclosing any information reasonably required under applicable Law or in compliance with or otherwise complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s shareholders), and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to any Acquisition Proposal, (ii) making any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company’s shareholders) or (iii) making any disclosure not of the type provided in clauses (i) or (ii) above to the Company’s shareholders that is reasonably required by applicable Law; provided, however, that any disclosures permitted under this Section 6.5(g) shall not, in themselves, constitute a Change in Recommendation or form a basis for Parent to terminate this Agreement pursuant to Section 8.1(d)(ii).

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any bona fide proposal or offer (other than a proposal or offer by Parent or any of its Subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Company (based on fair market value, as determined in good faith by the Company Board); (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of twenty-five percent (25%) or more of the assets of the Company and its Subsidiaries, taken as a whole (based on fair market value, as determined in good faith by the Company Board); (iii) the acquisition in any manner, directly or indirectly, by any Person of twenty-five percent (25%) or more of the issued and outstanding shares of Company Common Stock; or (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty-five percent (25%) or more of the Company Common Stock or any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Company (based on fair market value, as determined in good faith by the Company Board).

(ii) “Superior Proposal” shall mean an Acquisition Proposal (the references to “twenty-five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”) made by a Third Party on terms that the Company Board determines, in its good faith judgment, after consultation with its outside counsel and financial advisors, and considering such factors as the Company Board considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), are more favorable to the Company and its shareholders than the transactions contemplated by this Agreement (after giving effect to all Proposed Changed Terms).

Section 6.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement, including the Merger), now existing in favor of the Indemnitees as provided in the Charter or Bylaws (or such equivalent organizational or governing documents of any of the Company’s Subsidiaries as in effect on the date of this Agreement) or in any Contract between such Indemnitee and the Company or any of its Subsidiaries (in each case as in effect on the date of this Agreement) shall survive the Merger and shall continue in full force and effect. From and after the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (y) any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Merger, this Agreement and any transactions contemplated hereby, in either case, to the fullest extent permitted by (i) the Charter or Bylaws (or such equivalent organizational or governing documents of any of the Company’s Subsidiaries as in effect on the date of this Agreement), (ii) any indemnification agreement of the Company or its Subsidiaries or other applicable Contract as in effect on the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnitees or (iii) applicable Law. Parent shall cause the certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the Indemnitees than those set forth in the Charter and Bylaws and the Company’s Subsidiaries’ organizational documents as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b) Without limiting the provisions of Section 6.6(a), to the fullest extent the Company would have been permitted to do so under applicable Law, Parent and the Surviving Corporation will pay in advance of the final disposition of any claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of a written affirmation by the Indemnitee of a good faith belief that the criteria for indemnification set forth in MBCA Section 302A.521 subd. 2 have been satisfied and a written undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.6(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.6(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee.

(c) Prior to the Effective Time, at the Company’s option, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancelable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as in effect as of the date of this Agreement. If such “tail” prepaid policy has been obtained by either the Company or the Surviving Corporation prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of this Agreement, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company as of the date of this Agreement or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.6 applies shall be third-party beneficiaries of this Section 6.6. The provisions of this Section 6.6 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives. To the fullest extent the Company would have been permitted to do so under applicable Law, Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 6.6.

(e) The rights of each Indemnitee under this Section 6.6 shall be in addition to any rights such Person may have under the Charter or Bylaws (or equivalent organizational or governing documents of any of the Company’s Subsidiaries), certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation, under any applicable Law or under any agreement of any Indemnitee with the Company or any of its Subsidiaries.

(f) Notwithstanding any other provision of this Agreement, this Section 6.6 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall ensure that proper provision shall be made so that the successors and assigns of Parent or the

Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.6 and use its reasonable best efforts to ensure that a Person no less financially viable than the Surviving Corporation (in the event the Effective Time occurs) remains responsible for the obligations of such party under this Section 6.6.

Section 6.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent and Merger Sub shall give prompt notice to the Company, upon receiving Knowledge of (a) any notice, complaint, investigation or hearing (or communications indicating that the same may be contemplated) from any Governmental Authority in connection with this Agreement, the Merger or the transactions contemplated hereby, (b) any written notice of any Person (other than a Governmental Authority) alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated hereby, (c) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby, or (d) any material change, effect, development or circumstance that would reasonably be expected to give rise to a failure of a condition precedent in Section 7.2 (in the case of the Company) and Section 7.3 (in the case of Parent); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties herein or the conditions to the obligations of the parties hereunder and any failure to make such notification (in and of itself) shall not be taken into account in determining whether the conditions set forth in Section 7.2 (in the case of the Company) and Section 7.3 (in the case of Parent) have been satisfied or give rise to any right of termination to any party hereto under Article VIII.

Section 6.8 Public Announcements. The initial press release(s) announcing the execution of this Agreement shall be in a form mutually agreed upon by Parent and the Company. Parent and the Company shall consult with each other before issuing, and, to the extent practicable, give each other a reasonable opportunity to review and comment on, any other press release or other public announcements with respect to this Agreement or the transactions contemplated hereby, and neither the Company nor Parent (nor any of their respective Affiliates) shall issue any such press release or make any such other public announcement prior to such consultation, except that no such consultation shall be required to the extent otherwise provided by this Agreement or with respect to any disclosures as may be required by Law, Order, court process, the applicable rules of the NASDAQ or the NYSE or any listing agreement with the NASDAQ or the NYSE. Notwithstanding any other provision of this Agreement, (i) the Company will no longer be required to consult with Parent in connection with any such press release or public announcement if the Company Board has effected any Change in Recommendation or shall have resolved to do so and (ii) the requirements of this Section 6.8 shall not apply to any disclosure by Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement.

Section 6.9 Employee Matters.

(a) U.S. Continuing Employees.

(i) During the one (1)-year period commencing at the Effective Time, Parent shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its Subsidiaries who are located in the United States (“US Company Employees”) a base salary or wage rate at least equal to the US Company Employees’ base salary or wage rate in effect as of immediately prior to the Effective Time and other compensation and benefits that are, in the aggregate, comparable to those provided to similarly situated employees of Parent and its Subsidiaries.

(ii) Parent shall honor, fulfill and discharge, and shall cause the Surviving Corporation to honor, fulfill and discharge, the Company’s and its Subsidiaries’ obligations under any Company Benefit Plan in accordance with the terms thereof as in effect on the date of this Agreement.

(iii) For purposes of eligibility and vesting (but not for benefit accrual other than determining the level of paid time off and severance pay accrual) under the compensation and benefit plans, programs, agreements and arrangements of Parent, the Company, the Surviving Corporation or any respective Subsidiary and Affiliate thereof providing benefits to any US Company Employees after the Merger Closing (the “New Plans”), each US Company Employee shall be credited with his or her years of service with the Company (including any predecessor), the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Merger Closing, to the same extent as such US Company Employee was entitled, before the Merger Closing, to credit for such service under any similar Company Benefit Plan; provided, however, that in no event shall US Company Employees be entitled to service credit to the extent such service credit would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each US Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such US Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any US Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(b) International Continuing Employees. Except as may otherwise be required by applicable Law, for the one (1)-year period commencing at the Effective Time, the employment of the employees of the Company and the Subsidiaries of the Company located outside of the United States shall continue with Parent, the Surviving Corporation or a Subsidiary thereof on terms and conditions of employment, including compensation and benefit plans and arrangements (including vacation policies, retirement benefits, health, welfare and fringe benefits, and any severance or similar arrangements), that are, in the aggregate, comparable to those provided by Parent to similarly situated employees of Parent, or such other terms and conditions of employment as may be required by applicable Law.

(c) Nothing contained in this Agreement shall create any third party beneficiary rights in any continuing employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to any right of employment (including, without limitation, the compensation, terms and conditions of employment and benefits that may be provided to any continuing employee by the Parent or Surviving Corporation or under any benefit plan that the Parent or Surviving Corporation may maintain) or any other legal or equitable right, benefit or remedy of any nature. Nothing in this Agreement, expressed or implied, shall amend, or be deemed to amend, any benefit plan of Parent or the Surviving Corporation or any Company Benefit Plan, and nothing in this Agreement, express or implied, is intended to, or does, constitute the establishment of, or an amendment to, any benefit plan of Parent or the Surviving Corporation or any Company Benefit Plan.

(d) Nothing contained in this Agreement shall confer upon any continuing employee any right with respect to continued employment by the Parent or Surviving Corporation, nor shall anything herein interfere with the right of the Parent or Surviving Corporation to terminate the employment of any continuing employee at any time, with or without cause, following the effective date of his or her employment with the Parent or Surviving Corporation or, subject to the foregoing provisions of this Section 6.9, restrict the Parent or the Surviving Corporation in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the continuing employees.

Section 6.10 Conduct of Business by Parent Pending the Merger. Parent and Merger Sub covenant and agree with the Company that between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent shall not, and shall not permit any of its Subsidiaries to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to prevent or delay the receipt of the Antitrust Approvals or the Required Gaming Approvals.

Section 6.11 Financing.

(a) Parent and Merger Sub acknowledge and agree that at any time prior to the Effective Time, the Company and its Affiliates and its and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to Section 6.12 and that Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the

Company and its Affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith.

(b) Parent and Merger Sub shall use, and shall cause their respective Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing at or prior to the Merger Closing and to obtain the proceeds of the Debt Financing on the terms and conditions, taken as a whole (including the flex provisions) described in the Debt Commitment Letters, including executing and delivering all such documents and instruments as may be reasonably required thereunder and using (and causing their Affiliates to use) their respective reasonable best efforts to:

(i) comply with and maintain in effect the Debt Commitment Letters, negotiate and enter into Financing Agreements with respect thereto (and maintain such in effect and comply with the terms thereof) on the terms and conditions contained therein (as such terms may be modified or adjusted in accordance with the terms of any “flex” provisions set forth in the Debt Commitment Letters (including as specified in any Fee Letter provided pursuant to Section 5.7)) or, if available, on other terms that are acceptable to Parent and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent to consummate the transactions contemplated herein; provided, however, that, without limiting the foregoing, in no event shall any of the Financing Agreements: (A) reduce the aggregate amount of the Debt Financing provided for in the Debt Commitment Letters (including by changing the amount of fees or original issue discount contemplated by the Debt Commitment Letters) in a manner that would adversely impact in any material respect the ability of Parent to consummate the Merger; (B) expand, amend or modify any of the conditions or other contingencies to the funding of the Debt Financing set forth in the Debt Commitment Letter, or impose any new or additional condition to the receipt or funding of the Debt Financing, in each case that would reasonably be expected to prevent or materially delay the Merger Closing or the availability of the Debt Financing as of the Merger Closing; (C) contain terms (other than those terms expressly set forth in the Debt Commitment Letters) that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby or the date on which the Debt Financing would be obtained; or (D) adversely impact the ability of Parent or Merger Sub to enforce its rights against the Financing Sources;

(ii) taking into account the expected timing of the Marketing Period, satisfy, or cause their Representatives to satisfy, as promptly as practicable and on a timely basis, all conditions to the Debt Financing contemplated by the Debt Commitment Letters and Financing Agreements relating thereto (including by paying any commitment, engagement or placement or other fees that become due and payable under or with respect to any of the Debt Commitment Letters or Financing Agreements);

(iii) accept (and comply with) to the fullest extent all “market flex” provisions contemplated by the Debt Commitment Letters and the Financing Agreements;

(iv) assuming the conditions to the consummation of the Debt Financing provided for in the Debt Commitment Letters (which, for the avoidance of doubt, includes Alternative Financing, if any, that is being used in accordance with Section 6.11, pursuant to the commitments with respect thereto) or any Financing Agreements related thereto have been satisfied (other than (x) any conditions that are within the control of Parent or Merger Sub and (y) those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, provided that such conditions are reasonably capable of being satisfied), enforce its rights under the Debt Commitment Letters and Financing Agreements in the event of a breach by the Financing Sources under the Debt Commitment Letters and Financing Agreements relating thereto;

(v) subject to the satisfaction of the conditions precedent thereto, cause the Financing Sources to fund the Debt Financing at or prior to the time the Merger Closing is required to occur pursuant to the terms and conditions hereof; and

(vi) deliver as promptly as is reasonably practicable following the date hereof, the confidential information memoranda contemplated by the Debt Commitment Letters to the Financing Sources.

(c) Neither Parent nor Merger Sub shall agree to or permit any amendment, supplement or other modification or replacement of, or grant any waiver of, any condition, remedy or other provision under any Debt Commitment Letter or any Financing Agreements without the prior written consent of the Company if such amendment, supplement, modification, replacement or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount), from that contemplated by the Debt Commitment Letters delivered as of the date of this Agreement, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner adverse to Parent or the Company, (iii) increase the amount of the Debt Financing or decrease the amount of Equity Financing, in each case, from the amounts set forth in the Debt Commitment Letters delivered on the date of this Agreement, (iv) make it less likely that the Debt Financing would be funded (including by making the conditions to obtaining the Debt Financing less likely to occur) or otherwise prevent or delay or impair the ability or likelihood of Parent or Merger Sub to timely consummate the Merger and the other transactions contemplated by this Agreement, (v) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letters or (vi) otherwise contravene the limitations set forth in Section 6.11(b)(i)(A)-(D). Neither Parent nor Merger Sub shall agree to the withdrawal, repudiation, termination or rescission of any Debt Commitment Letter or Financing Agreement or any provision thereof without the prior written consent of the Company. Upon any amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 6.11(c), Parent shall deliver a copy thereof to the Company and references herein to “Debt Commitment Letters” shall include such documents as amended, supplemented or modified in compliance with this Section 6.11(c) and references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letters as amended, supplemented or modified in compliance with this Section 6.11 and the financing contemplated by the Financing Agreements entered into in compliance with this Section 6.11, as applicable.

(d) In the event that all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the Debt Commitment Letters or the Financing Agreements for any reason or any of the Debt Commitment Letters or the Financing Agreements shall be withdrawn, repudiated, terminated or rescinded for any reason, (i) Parent shall promptly so notify the Company and (ii) Parent shall use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event (and in any event no later than the Merger Closing Date), and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient to replace such unavailable Debt Financing), and to obtain a new financing commitment letter (including any associated engagement letter and related fee letter) with respect to such Alternative Financing (collectively, the “New Debt Commitment Letter”), copies of which shall be promptly provided to the Company (with customary redactions with respect to the fee letter). Notwithstanding the foregoing, no New Debt Commitment Letter may expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Merger Closing as set forth in the Debt Commitment Letters in effect on the date of this Agreement or otherwise include terms (including any “flex” provisions) that would reasonably be expected to prevent, materially hinder or materially delay the consummation of the transactions contemplated by this Agreement. In the event any Alternative Financing is obtained and a New Debt Commitment Letter is entered into in accordance with this Section 6.11(d), (i) any reference in this Agreement to “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Debt Commitment Letters” (or defined terms that use such phrase) shall be deemed to include the Debt Commitment Letter (and any related Fee Letter) to the extent not superseded by a New Debt Commitment Letter (or related new Fee Letter), as the case may be, at the time in question and any New Debt Commitment Letter (and any related new Fee Letter) to the extent then in effect.

(e) Any breach of the Debt Commitment Letters by Parent or Merger Sub shall be deemed a breach by Parent of this Section 6.11. Parent shall (i) furnish the Company (A) drafts of the Financing Agreements following the reasonable request of the Company and (B) complete, correct and executed copies of the Financing Agreements promptly upon their execution, (ii) give the Company prompt written notice of any default, breach or threatened breach by any party of any of the Debt Commitment Letters or, to the extent such breach or default would reasonably be expected to prevent, materially hinder, or materially delay the consummation of the transactions contemplated by this Agreement, the Financing Agreements of which Parent, Merger Sub or any of their Representatives or Affiliates becomes aware or any termination or threatened termination thereof and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any Alternative Financing). Without limiting the generality of the foregoing, Parent shall give the Company prompt (and in any event within two (2) Business Days) notice (I) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) of the Debt Commitment Letter of which Parent becomes aware, (II) of the receipt or delivery of any notice or other communication, in each case from any Person with respect to (x) any actual or potential breach of any provisions of the Debt Commitment Letters by Parent or Merger Sub, or any default, termination or repudiation by any party to any of the Debt Commitment Letters or Financing Agreements or

other agreements relating to the Debt Financing or (y) any dispute or disagreement between or among parties to any of the Debt Commitment Letters or Financing Agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Merger Closing and (III) if at any time for any reason Parent believes that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources, contemplated by any of the Debt Commitment Letters or Financing Agreements or will be unable to obtain Alternative Financing. Parent shall promptly provide any information reasonably requested by the Company relating to any circumstance disclosed pursuant to clause (I), (II) or (III) of this subsection (e).

(f) Notwithstanding anything contained in this Agreement to the contrary, (i) each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Debt Financing is not a condition to the Merger Closing.

Section 6.12 Financing Cooperation.

(a) Subject to Section 6.11(a) and the remaining provisions of this Section 6.12, prior to the Merger Closing, the Company shall and shall cause its Subsidiaries to, at Parent’s sole expense, reasonably cooperate with Parent in connection with Parent’s arrangement of the Debt Financing, which cooperation by the Company shall consist of, at the reasonable request of Parent, (i) furnishing Parent with the financial information regarding the Company and its Subsidiaries required by clause (ii) of paragraph (e) of Exhibit C to the Debt Commitment Letters (for the avoidance of doubt, giving effect to the last sentence of such paragraph (f)) (the “Required Financial Information”), provided, however, for the avoidance of doubt, that such information shall not include, and Parent shall be solely responsible for, the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (ii) using reasonable best efforts to cause its senior officers to be available, during normal business hours and upon reasonable advance notice, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Debt Financing, (iii) using reasonable best efforts, upon Parent’s prior written request, to furnish Parent at least five (5) Business Days prior to the Merger Closing with reasonable documents or other information relating to the Company or its Subsidiaries required by bank regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2011, (iv) using commercially reasonable efforts to assist Parent in obtaining accountants’ comfort letters from the Company’s independent accountants on customary terms and consistent with the accountants’ customary practice in connection with the Debt Financing, (v) using reasonable best efforts to furnish Parent, quarterly financial and operating data relating to the Company and its Subsidiaries’ assets and operations that is reasonably requested by Parent, (vi) using reasonable best efforts to obtain attorney audit response letters reasonably requested by Parent and customary for financings similar to the Debt Financing, (vii) providing requested authorization letters to the Financing Sources (including with respect to absence of material non-public information about the Company and its Subsidiaries and their securities in the public-side version of the documents distributed to prospective lenders), (viii) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents customarily required in connection with debt financings, (ix) using commercially reasonable efforts to provide any customary payoff or similar letters in connection with any debt facilities of the Company or its Subsidiaries or Affiliates being terminated in connection with the consummation of the transactions contemplated hereby and (x) agreeing to enter into such agreements and to use its commercially reasonable efforts to deliver such officer’s certificates, as are customary in financings of such type and otherwise grant liens on, the assets of the Company or any of its Subsidiaries pursuant to such agreements as may be reasonably requested; provided, however, that no obligation of the Company or any of its Subsidiaries under any such agreement, pledge or grant shall be effective until the Effective Time. Parent shall provide the Company and its counsel with a reasonable opportunity to review and comment upon any private placement memoranda or similar documents, or any materials for rating agencies, that include information about the Company or any of its Subsidiaries prepared in connection with the Debt Financing, and Parent shall include in such memoranda, documents and other materials, comments reasonably proposed by the Company. Following Parent’s request, the Company will update the Required Financial Information so that such Required Financial Information remains in compliance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q or other rules or regulations of the SEC) and does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading. Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any of its Subsidiaries shall be required to (A) pay any commitment or other similar fee, (B) incur any liability of any kind (or cause their respective Representatives to incur any liability of any kind) prior to the Effective Time, (C) enter into any binding agreement or commitment in connection with the Debt Financing (or any Alternative Financing) that is not conditioned on the occurrence of the Effective Time and does not terminate without liability to the Company or any of its Subsidiaries upon termination of this Agreement, or (D) take any action that would (I) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (II) cause any representation or warranty in this Agreement to be breached, (III) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (IV) conflict with the Charter, the Bylaws (or similar organizational documents of any of the Subsidiaries of the Company) or any Laws, (V) result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any contract to which the Company or any of its Subsidiaries is a party, (VI) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (VII) prepare separate financial statements for any Subsidiary of the Company or change any fiscal period, or (VIII) authorize any corporate action prior to the Effective Time.

(b) Parent shall promptly reimburse the Company for any reasonable and documented out-of-pocket expenses and costs (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries and their respective Representatives in connection with any cooperation contemplated by this Section 6.12. The Company, its Affiliates and their respective Representatives (collectively, the “6.12 Indemnitees”) shall be indemnified and held harmless by Parent for and against any and all liabilities, losses, damages, claims, costs, expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation), interest, awards, judgments and penalties suffered or incurred, directly or indirectly, by the 6.12 Indemnitees in connection with the arrangement of the Debt Financing (or any Alternative Financing), any refinancing of indebtedness contemplated by this Agreement and/or any information utilized in connection therewith or the Company’s cooperation with respect thereto. This Section 6.12(b) shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the 6.12 Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Parent. All nonpublic or other confidential information regarding the Company or any of its Subsidiaries obtained by Parent, Merger Sub or their Representatives pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement.

(c) The Company hereby consents to the use of its and its Subsidiaries logos in connection with the Debt Financing; provided, however, that, such logos are used solely in a manner that is reasonable and customary for such purposes that does not suggest that the Company or any of its Subsidiaries has any responsibility for the documents or materials in which such logos are used (or the contents thereof) and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or Intellectual Property Rights.

(d) Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.12, shall be deemed satisfied if (i) the Company’s breach(es), if any, of its obligations under this Section 6.12 did not cause the failure of the Debt Financing to be obtained or (ii) Parent does not have the right to terminate this Agreement pursuant to Section 8.1(d)(i) as a result of any breaches of this Section 6.12 by the Company.

Section 6.13 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to comply with this Agreement, perform its obligations under this Agreement and to consummate the Merger, in each case, on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness or liabilities.

Section 6.14 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.15 Rule 16b-3 Matters. Prior to the Effective Time, the Company and Parent shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent common stock (including derivative securities with respect to Parent common stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, will be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16 Shareholder Litigation. The Company shall give Parent the reasonable opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any shareholder litigation (including any class action or derivative litigation) against the Company and/or any of its directors or officers relating to this Agreement, the Merger or other transactions contemplated herein, and no full or partial settlement of any such litigation, including in each case, any payment of fees, will be agreed to by the Company without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.17 Withholding Certificate. Prior to the Merger Closing Date, the Company shall deliver to Parent a certificate, substantially in the form provided for in Section 1.1445-2(c)(3)(i) and 1.897-2(h)(2) of the Treasury Regulations, certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and has not been such a United States real property holding corporation within the five (5) year period ending on the Merger Closing Date.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Merger Closing Date of the following conditions:

(a) the Requisite Shareholder Approval shall have been obtained;

(b) any applicable waiting period (or any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted (the “Antitrust Approvals”);

(c) the Gaming Approvals set forth on Section 7.1(c) of the Company Disclosure Letter (the “Required Gaming Approvals”) shall have been obtained and shall be in full force and effect; and

(d) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (collectively, “Restraints”) which is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger, unless such Restraint is vacated, terminated or withdrawn (provided, however, that, prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts (in the manner contemplated by Section 6.3) to prevent the entry of such Restraint and to appeal as promptly as possible any judgment that may be entered).

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. In addition to the conditions set forth in Section 7.1, the respective obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Merger Closing Date of the following further conditions:

(a) each of the representations and warranties of the Company (i) set forth in Section 4.2(a) (Capitalization; Subsidiaries), Section 4.3 (Authority Relative to Agreement) and the first sentence of Section 4.25 (Brokers) shall be true and correct in all respects as of the date of this Agreement and at and as of the Merger Closing Date as if made on the Merger Closing Date (except, with respect to Section 4.2(a), to the extent that any inaccuracies would be de minimis, in the aggregate) and (ii) each of the remaining representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the date of this Agreement and at and as of the Merger Closing Date as if made on the Merger Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not constitute a Company Material Adverse Effect (it being understood that, for purposes of clause (ii) above, when determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties shall be disregarded);

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Merger Closing Date;

(c) the Company shall have delivered to Parent a certificate, dated the Merger Closing Date and signed by an executive officer of the Company, certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b); and

(d) since the date of this Agreement, there shall not have occurred any change, effect, development or circumstance that constitutes, or would reasonably be expected to constitute, a Company Material Adverse Effect.

Section 7.3 Conditions to the Obligations of the Company. In addition to the conditions set forth in Section 7.1, the obligations of the Company to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Merger Closing Date of the following further conditions:

(a) each of the representations and warranties of Parent and Merger Sub contained in this Agreement, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, shall be true and correct as of the date of this Agreement and at and as of the Merger Closing Date as if made on the Merger Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not constitute a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Merger Closing Date; and

(c) Parent shall have delivered to the Company a certificate, dated the Merger Closing Date and signed by an executive officer of Parent, certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any conditions set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was caused by the failure of the Company to perform any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Shareholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before 5:00 p.m. (New York City time) on May 15, 2014 (the “Termination Date”); provided, however, that if the conditions set forth in Section 7.1(b), Section 7.1(c) or Section 7.1(d) shall not have been satisfied (or, with respect to the conditions set forth in Section 7.1(c) only, duly waived by all parties entitled to the benefit of such conditions) by the fifth (5th) Business Day prior to the Termination Date, then either the Company or Parent may, by written notice delivered to the other party, unilaterally extend the Termination Date from time to time to a date not later than July 10, 2014; in which case, the Termination Date shall for all purposes be deemed to be the date provided in such notice; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to either party if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations hereunder and such material breach or violation has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VII prior to the Termination Date (as the same may be extended) or (2) the failure of the Merger Closing to occur by the Termination Date (as the same may be extended); provided, further, that the parties agree that neither Parent nor the Company shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) during the pendency of a legal proceeding by the other party for specific performance pursuant to Section 9.9; or

(ii) any Restraint shall be in effect enjoining or otherwise prohibiting the consummation of the Merger, and, if such Restraint is an Order, such Restraint shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied with its obligations under Section 6.3 to prevent, oppose or remove such Restraint; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party, and in the case of Parent, including the failure of Merger Sub, to perform any of its obligations under this Agreement; or

(iii) the Requisite Shareholder Approval shall not have been obtained at a duly held Shareholders’ Meeting or at any adjournment or postponement thereof; or

(c) by the Company if:

(i) Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) (I) is not capable of being cured prior to the Termination Date or (II) is not cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the receipt by Parent of written notice from the Company of such breach or failure; provided, however, that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) the Company Board has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of Section 6.5(d) and Section 6.5(e), so long as concurrently with such termination, the Company (1) enters into the associated Alternative Acquisition Agreement and (2) pays, or causes to be paid, to Parent the Termination Fee specified in Section 8.3(a)(ii); or

(iii) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Merger Closing), and Parent or Merger Sub fails to consummate the Merger by the time the Merger Closing should have occurred pursuant to Section 2.2.

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b) and (B) (I) is not capable of being cured prior to the Termination Date or (II) is not cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the receipt by the Company of written notice from Parent of such breach or failure; provided, however, that Parent shall not have a right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) (A) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement distributed to its stockholders, (B) a Change in Recommendation has occurred, (C) the Company shall have breached or failed to perform in any material respect any of its obligations set forth in Section 6.5, (D) a tender offer or exchange offer that would, if consummated, constitute an Acquisition Proposal shall have been commenced by a Person unaffiliated with Parent and the Company shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within ten (10) Business Days after such tender offer or exchange offer is first commenced within the meaning of Rule 14d-2 promulgated under the Exchange Act, a statement recommending that stockholders reject such tender offer or exchange offer and affirming the Company Board Recommendation, (E) the Company shall have failed, following the public announcement of any bona fide Acquisition Proposal (other than a Superior Proposal), to reaffirm publicly the Company Board recommendation within ten (10) Business Days after Parent requests in writing that such Company Board Recommendation under such circumstances be reaffirmed publicly (which request may only be made (i) once with respect to such Acquisition Proposal (except to the extent any material modification to such Acquisition Proposal is publicly announced, in which case, Parent shall be entitled to make an additional request and (ii) on or before 5:00 pm (New York) on the third (3rd) Business Day following the initial public announcement of such Acquisition Proposal); provided, however, to the extent such Acquisition Proposal is publicly announced within ten (10) Business Days of the Shareholders’ Meeting, such affirmation shall be made not later than two (2) Business Days prior to the Shareholders’ Meeting, unless such Acquisition Proposal is publicly announced within three (3) Business Days of the Shareholder Meeting, in which case such affirmation shall be made prior to such Shareholder Meeting, or (F) the Company or the Company Board (or any committee thereof) shall formally resolve or publicly propose to take any of the foregoing actions; provided, however, that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(d)(ii) once the Requisite Shareholder Approval has been obtained at the Shareholders’ Meeting.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated in accordance with Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 8.2, this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that if (x) such termination resulted, directly or indirectly, from the breach of any covenant or other agreement contained herein or the intentional breach of any representation or warranty contained herein or (y) the breach of any covenant or other agreement contained herein or any intentional breach of any representation or warranty contained herein shall cause the Merger Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all damages, costs, expenses (including pursuant to Section 9.13), liabilities or other losses of any kind, in each case, incurred or suffered by the other party (collectively, “Damages”) as a result of such failure or breach; provided, further that the Confidentiality Agreement and the provisions of Section 4.25 (Brokers), Section 5.14 (Brokers), Section 6.4 (Access to Information; Confidentiality) (last sentence only), Section 6.11(a) (Financing), Section 6.12(b) (Financing Cooperation), Article I (Definitions), Article VIII (Termination) and Article IX (General Provisions) shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fee.

(a) Termination Fee Payable. If, but only if, the Agreement is terminated by:

(i) (x) either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i), and (y) the Company (A) receives or has received an Acquisition Proposal from a Third Party after the date of this Agreement, which Acquisition Proposal is publicly disclosed and has not been withdrawn either (I) at or prior to the time of the Shareholders’ Meeting or (II) prior to the termination of this Agreement if there has been no Shareholders’ Meeting, and (B) within twelve (12) months of such termination of this Agreement, the Company enters into a definitive agreement to consummate, or consummates, a transaction regarding such Acquisition Proposal with the Third Party, or any Affiliate of the Third Party, who made such Acquisition Proposal described in clause (A) above, then the Company shall pay, or cause to be paid, to Parent an amount equal to $43,335,601 (the “Termination Fee”) by wire transfer of immediately available funds not later than the second (2nd) Business Day following the date of the consummation of such transaction regarding an Acquisition Proposal (provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 8.1(c)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee by wire transfer of immediately available funds concurrently with such termination; or

(iii) Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee by wire transfer of immediately available funds not later than the second (2nd) Business Day following such termination.

(b) Certain Limitations.

(i) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(ii) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 9.9, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(a) shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Company Related Parties”) for all Damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (except that, to the extent any termination of this Agreement resulted, directly or indirectly, from a breach of any covenant or agreement contained in this Agreement or an intentional breach of any representation or warranty contained in this Agreement by the Company or such breach by the Company shall cause the Merger Closing not to occur as provided under Section 8.2, Parent shall be entitled to both the payment of the Termination Fee (to the extent owed pursuant to Section 8.3(a)) and to any Damages, to the extent proven, in respect of such breach (as reduced by any Termination Fee paid by the Company).

(c) Integral Part of Transaction. Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement. If the Company shall fail to pay or cause to be paid in a timely manner the amounts due pursuant to Section 8.3(a) and in order to obtain such payment Parent makes a claim that results in a judgment against the Company for payment of the Termination Fee and reasonable and documented out-of-pocket expenses of Parent, the Company shall pay to Parent Parent’s reasonable and documented costs and expenses (including Parent’s reasonable and documented attorney’s fees and expenses) incurred in connection with such suit, together with interest on the amounts due at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

Section 8.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after receipt of the Requisite Shareholder Approval; provided, however, that after the Requisite Shareholder Approval has been obtained, there shall not be any amendment that by Law requires further approval by the shareholders of the Company without such further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. This Agreement may not be amended, modified, or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment; provided, however, that Section 9.5 (solely with respect to the rights or benefits granted to the Financing Sources therein), Section 9.7(a)(iii), Section 9.10(c), and Section 9.12 may not be amended without the prior written consent of the Financing Sources.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may, by action taken or authorized by its board of directors, (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of the first sentence of Section 8.4, waive compliance with any agreement or condition contained herein. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power hereunder. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 8.6 Expenses. Except as expressly set forth herein (including Section 6.12(b), Section 6.16, Section 8.2, Section 8.3, this Section 8.6 and Section 9.13), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger, or any of the other transactions contemplated by this Agreement, is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case, in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses) shall be borne equally by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance in whole or in part after the Effective Time.

Section 9.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by e-mail of a PDF attachment (with confirmation of receipt by non-automated reply e-mail from the recipient) (provided that any notice received by e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York City time) shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Merger Sub:

Bally Technologies, Inc.

6601 South Bermuda Road

Las Vegas, Nevada 89119

United States

Phone: (702) 584-7700

Email: mlerner@ballytech.com

Attention: Mark Lerner, Esq., Secretary, Senior Vice President & General Counsel

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Suite 4600

Los Angeles, California 90071-3197

Phone: (213) 229-7504

Email: jlesage@gibsondunn.com

           cchoh@gibsondunn.com

Attention: Jeffrey A. Le Sage, Esq.

                 Candice S. Choh, Esq.

and

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

Phone: (612) 766-8577

Email: steven.kennedy@faegrebd.com

            jon.nygren@faegrebd.com

Attention: Steven C. Kennedy, Esq.

                 Jonathan L.H. Nygren, Esq.

if to the Company:

SHFL entertainment, Inc.

1106 Palms Airport Drive

Las Vegas, Nevada 89119

Phone: (702) 897-7150

Fax: (702) 897 - 2284

Email: klever@shfl.com

Attention: Katie S. Lever, Esq., General Counsel & Executive Vice President

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Phone: (212) 735-3000

Fax: (212) 735-2000

Email: Howard.Ellin@skadden.com

            Richard.Witzel@skadden.com

Attention: Howard L. Ellin, Esq.

                 Richard C. Witzel, Jr., Esq.

and

Leonard, Street and Deinard Professional Association

150 South Fifth Street, Suite 2300

Minneapolis, Minnesota 55402

Phone: (612) 335-1517

Fax: (612) 335-1657

Email: mark.weitz@leonard.com

Attention: Mark S. Weitz, Esq.

and

Greenberg Traurig, LLP

3773 Howard Hughes Parkway, Suite 400 North

Las Vegas, NV 89169

Phone: (702) 792-3733

Fax: (702) 792-9002

Email: bonnerm@gtlaw.com

Attention: Michael Bonner, Esq.

and, except as set forth above, such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.3 Interpretation; Certain Definitions.

(a) The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(b) Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be disclosure of such fact, circumstance or information with respect to all other Sections of the Company Disclosure Letter or Parent Disclosure Letter to which the relevance of such information is reasonably apparent on its face. No disclosure in the Company Disclosure Letter relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(c) When a reference is made in this Agreement to an Article, Section, Appendix, Schedule, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Schedule, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole, including all Exhibits, Schedules and Annexes and Appendices, and not to any particular provision of this Agreement.

(d) All terms defined in this Agreement shall have the defined meanings when used in capitalized form in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) Any Law defined or referred to herein, or in any agreement or instrument entered into or delivered in conjunction with the transactions contemplated hereby and referred to herein, means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations and published interpretations thereof; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date. References to a Person are also to its successors and permitted assigns. The specification of any dollar amount in any representation or warranty contained in Article IV or Article V is not intended to imply that such amount, or higher or lower amounts, are or are not material for purposes of this Agreement, and no party shall use the fact of the setting forth of any such amount in any dispute or controversy between or among the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural Persons shall be deemed to include business entities and vice versa. When used in reference to the Company or its Subsidiaries, the term “material” shall be measured against the Company and its Subsidiaries, taken as a whole.

(f) The words “made available to Parent” or words of similar import refer to documents (x) posted to the Electronic Data Room or (y) delivered in Person or electronically to Parent, Merger Sub or any of their respective Representatives. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to July 15, 2013. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall,” and vice versa. References to “$” or “dollars” in this Agreement shall mean United States dollars.

(g) Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

Section 9.4 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled as originally contemplated to the fullest extent possible.

Section 9.5 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Parent and its permitted assigns may assign its rights under this Agreement without the Company’s consent for collateral security purposes to any Financing Sources and/or any of their Affiliates; and provided, further, in each case, that Parent remains obligated to the Company pursuant to the terms and conditions of this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and permitted assigns.

Section 9.6 Entire Agreement. This Agreement (including the Exhibits, Schedules, Annexes and Appendices hereto and other documents delivered pursuant hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries.

(a) This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for (i) from and after the Effective Time, the rights of the Company’s shareholders to receive the Merger Consideration at the Effective Time, (ii) the provisions of Section 6.6 (Directors’ and Officers’ Indemnification and Insurance) (iii) with respect to the Financing Sources, the provisions of this Section 9.7, Section 8.4 (solely the last sentence thereof), Section 9.5 (solely with respect to the rights or benefits granted to the Financing Sources thereunder), Section 9.10(c) and Section 9.12, (iv) from and after the Effective Time, the right of holders of Company Options to receive the Option Cash Payment at the Effective Time, (v) from and after the Effective Time, the right of the holders of Company Restricted Shares or Company Restricted Share Units to receive the Restricted Award Payments at the Effective Time, (vi) from and after the Effective Time, the right of the holders of Performance Units to receive the Performance Unit Payments at the Effective Time, (vii) the right of the Company, on behalf of the holders of Company Common Stock, the holders of Company Restricted Shares or Company Restricted Share Units, the holders of Company Options and the holders of Performance Units, as applicable, to pursue damages (including pursuing damages for their loss of economic benefits from the transactions contemplated by this Agreement) in the event of Parent’s or Merger Sub’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Parent and Merger Sub; provided, that this clause is not intended and under no circumstances shall be deemed, to create any right of the holders of Company Common Stock, the holders of Company Restricted Shares or Restricted Share Units, the holders of Company Options and the holders of Performance Units to bring an action against Parent or Merger Sub pursuant to this Agreement or otherwise, (viii) the provisions of Section 6.6 (which shall be enforceable by the Indemnitees), (ix) the provisions of Section 6.10 and (x) the provisions of Section 6.12(b) (which shall be enforceable by the 6.12 Indemnitees).

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Minnesota, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Minnesota or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Minnesota.

Section 9.9 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties hereto (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 9.7) shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The election of any party hereto to pursue an injunction or specific performance shall not restrict, impair or otherwise limit such party from subsequently seeking to terminate this Agreement and seeking to collect Damages in respect of any breach pursuant to Article VIII.

(b) If, prior to the Termination Date, any party brings any action to specifically enforce the performance of the terms and provisions hereof by any other party hereto, the Termination Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.

Section 9.10 Consent to Jurisdiction.

(a) Each of Parent, Merger Sub and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Nevada and to the jurisdiction of the United States District Court for the State of Nevada, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Nevada state or federal court.

(b) Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.10 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of courts of the State of Nevada located in Clark County, Nevada, any other court of the State of Nevada and any Federal court sitting in the State of Nevada in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a court of the State of Nevada located in Clark County, Nevada (or, if (but only if) the courts located in Clark County, Nevada shall be unavailable, any other court of the State of Nevada or any Federal court sitting in the State of Nevada). Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Notwithstanding anything herein to the contrary, (i) none of the Company and any of its respective Representatives or Affiliates shall have any rights or claims against any Financing Source or any of the respective former, current or future Affiliate or Representatives of the Financing Sources (collectively, the “Financing Parties”) in connection with this Agreement or the Debt Financing, and no Financing Party shall have any rights or claims against any of the Company or any of its respective Representatives in connection with this Agreement or the Debt Financing, in each case whether at law or equity, in contract, in tort or otherwise; provided, that, following the Merger Closing Date, the foregoing shall not limit the rights of the Financing Parties under any Debt Financing, and (ii) without prejudice to clause (i) above, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law jurisdiction is vested in Federal courts, the United States District Court for the Southern District of New York (or appellate courts thereof), and that the provisions of Section 9.12 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail of a PDF attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 9.13 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive reimbursement for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred in such action or suit.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BALLY TECHNOLOGIES, INC., a Nevada corporation

By:	/s/ Ramesh Srinivasan
Name: Ramesh Srinivasan
Title: President and Chief Executive Officer

MANHATTAN MERGER CORP., a Minnesota corporation

By:	/s/ Ramesh Srinivasan
Name: Ramesh Srinivasan
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

SHFL ENTERTAINMENT, INC.,
a Minnesota corporation

By:	/s/ Gavin Isaacs
Name: Gavin Isaacs
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]